OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 5

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Cyber Holdings, Inc.

Commission File Number: 0001606809

Delaware

UNITED STATES:

Cyber Holdings, Inc.

11626 Timberlake Drive

San Diego, California 92131

Phone: (855) 997-2013

4899– Communication Services, Not Elsewhere Classified	**45-266608**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	President & Chief Executive Officer Corporate Secretary
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Operations Officer Member, Board of Directors
Mr. R. Scott Lentz Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 9213	Advisory Controller
Mr. Michael Maguire Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Technology Officer
Mr. Ryan Oxford Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Creative Officer Member, Board of Directors
Cate Gilman Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member and Chair, Board of Directors

Mark Seremet — Member, Board of Directors
Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego, California 92131

Scott G. Hutton — Member, Board of Directors
Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego, California 92131

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Cyber Holdings, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Philip G. Plourde (1) (2) (3)	Preferred Common	0% 14.9%
Nipoj & Kamilla Parmprome (4)	Preferred Common	0% 15.3%
Mr. Richard P. Burgoon, Jr. (5) (6)	Preferred Common	0% 12.3%
Mr. Barry M. Soper (7)	Preferred Common	0% 8.7%
Ms. Kathy Pennington (8)	Preferred Common	0% 7.7%

(1) Mr. Phillip G. Plourde is the Chief Operations Officer of Cyber Holdings, Inc.
(2) Mr. Phillip G. Plourde is a Member of the Board of Directors for Cyber Holdings, Inc.
(3) Address: 917 Crescent Falls St., Henderson Nevada 89011
(4) Address: 35175 Pashal Place, Wildomar California 92595
(5) Mr. Richard P. Burgoon, Jr. is the Chief Executive Officer for Cyber Holdings, Inc.
(6) Address: 11626 Timberlake Drive San Diego California 92131
(7) Address: PO Box 19756, San Diego California 92159
(8) Address: 528 Via De Valle, Unit F, Solana Beach California 92075

(f) Promoters of the issuer

Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego, California 92131
Phone: 1-855-997-2013
http://www.cyberholdingsinc.net
http://www.WarZoneSecure.com
http://www.WareZoneGirls.com

(g) Affiliates of the Issuer. None.

(h) Counsel and Underwriters for Company.

At this time of this filing there is no counsel for the Company or underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Cyber Holdings, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Cyber Holdings, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE HUNDRED SEVENTY-ONE THOUSAND THREE HUNDRED AND ONE shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation and an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Cyber Holdings, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the past year the Company has issued 574,999 units of Common Stock and 574,999 warrants to purchase shares of Common Stock in conjunction with the sale of Units as described in Item 6 below. The total cash proceeds to the Company resulting from these activities are $162,500.

Item 6. Other Present or Proposed Offerings.

In 2012, the Company secured $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants.

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share. The first seed offering of 14 Units also included a Unit Note that provides for re-payment of up to $94,000 on or before 3Q 2015; however, based upon the parameters of the Unit Note, we believe that few, if any, Unit repayments will be made as the Unit Note allows for use of the cash-repayment (plus additional incentives) for exercise of the warrants issued in that financing. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the prior raises have been exercised as of the date of this Memorandum.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 571,301 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 20% of the $2,100,000 (the "Company's Total Required Investment Capital").
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 40% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital.

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

PART II – OFFERING CIRCULAR

Cyber Holdings, Inc.

Corporate:
Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego California 92131
http://www.cyberholdingsinc.net & http://www.WarZoneSecure.com
& http://www.WarZoneGirls.com
1-855-997-2013

Copy To:
Cyber Holdings, Inc.
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.AlternativeSecuritiesMarket.com

Best Efforts Offering of *9,100,000* Shares of Common Stock

Offering Price per Common Stock Unit:
ALL UNITS 1 to 9,100,000 = $0.25 per Share ($2,275,000)
Units 1 – 2,750,000 = $0.25 USD / (Issuer Sale Discount to Public - $0.04 per share = $0.21)
Units 2,750,001 – 6,000,000 = $0.25 USD / (Issuer Sale Discount to Public - $0.02 per share = $0.23)
Units 6,000,001 – 9,100,000 = $0.25 USD / (NO Discount)

See: Details of the Offering

Maximum Offering: 9,100,000 Common Stock Units

DATED: OCTOBER 15, 2014

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 14**.

We are offering a maximum of 9,100,00 Common Stock Units (the "Securities") at a fixed price of $0.25 per Common Stock Unit. The Company is offering a $0.04 Discount for Common Stock Shares 1 to 2,750,000, and a $0.02 Discount for Common Stock Shares 2,750,001 to 6,000,000. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 9,100,000 Common Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are ELEVEN MILLION FIVE HUNDRED EIGHT THREE THOUSAND FIVE HUNDRED TWENTY FIVE (11,583,525) shares of Common Stock issued and outstanding. Each share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, Mainly Mr. Richard P. Burgoon, Jr. Mr. Burgoon, Jr. will use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $0.25 per Common Stock Unit. The Company is offering a $0.04 Discount for Common Stock Shares 1 to 2,750,000, and a $0.02 Discount for Common Stock Shares 2,750,001 to 6,000,000. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after the $100,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $2,100,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

UNITS 1 – 2,750,000

	Number of Securities Offered (1)	Offering Price	Issuer Discount To Offering Price to the Public	Proceeds to Company
Per Security	------	$0.25	$0.04	$0.21
Total Minimum	001	$0.25	$0.04	$0.21
Total Maximum	2,750,000	$687,000.00	$110,000.00	$577,500.00

(2) There are No Selling Commissions (see additional details below)

UNITS 2,750,001 – 6,000,000

	Number of Securities Offered (1)	Offering Price	Issuer Discount To Offering Price to the Public	Proceeds to Company
Per Security	------	$0.25	$0.02	$0.23
Total Minimum	001	$0.25	$0.02	$0.23
Total Maximum	3,250,000	$812,500.00	$65,000.00	$747,500.00

(2) There are No Selling Commissions (see additional details below)

UNITS 6,000,001 – 9,100,000 (3)

	Number of Securities Offered (1)	Offering Price	Issuer Discount To Offering Price to the Public	Proceeds to Company
Per Security	------	$0.25	$0.00	$0.25
Total Minimum	001	$0.25	$0.00	$0.25
Total Maximum	3,100,000	$775,000.00	$0.00	$775,000.00

(1) We are offering a maximum of 9,100,000 Common Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.
(3) Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on pages 5 and 6 of this document.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Investment Highlights

Target Market and Customer Demographics. Over 5,000,000 online gamers currently play FPS matches. These participants are demographically diverse, with disposable income sufficient to participate in the Company's offerings. The average age of FPS Gamers is 35, with an average annual income of $50,000. Forty-Seven percent (47%) of participants are female. These Gamers spend approximately six hours per week playing FPS matches.

Intellectual Property. The Company's anti-cheat technology includes one issued patent and one pending patent application that we believe provide for a robust, competitively defensible anti-cheat technology framework. To our knowledge, the Company offers the only PC-FPS tournament site with server-side anti-cheat software that does not require downloading and installation on participants' computers. Two of our trademarks have been registered in the United States, and the third is in condition for registration.

First-Mover Advantage. We believe that no other company currently offers online Gamers the ability to compete for cash prizes in a cheat-free environment.

Limited R&D Expenses. Research and Development expenses are projected to be less than 10% of gross revenue beginning in 2015. R&D spending is anticipated to be limited to enhancements in both our service offering by the addition of more game titles and to the anti-cheat technology, and the incremental cost of hosting matches and tournaments. The Company does not develop or market specific game titles.

Vendor Neutrality. The Company anticipates launching matches based upon the most popular game titles published by several different gaming vendors. New titles will be added and supported on a regular basis as determined by market demand.

Highly Scalable Business. The Company's anti-cheat algorithms can be leveraged across multiple game titles and tournament formats. The Company believes that the high degree of automation associated with our anti-cheat technology means that the incremental cost associated with adding additional titles is minimized.

Commercialization Risk. The Company's anti-cheat technology for the initial game titles has been fully developed and tested. The Company's websites have been fully developed. Beta testing has been completed. Live match beta testing has been conducted.

Partnerships. The Company's vendor-neutral platform provides for incremental opportunities to partner with PC hardware companies and vendor-sponsored tournaments (none of which are included in the Company's financial projections)[1]

Executive Team and Board. The Company's executive team and Board include individuals with extensive experience in PC-based FPS gaming participation, FPS management site development, intellectual property creation, technology company commercialization, business operations, Initial Public Offerings and achieving successful exits for investors.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

---

1 In terms of our WarZone Girls asset, we have entered into a Joint Development partnership with an independent production company for marketing of this asset as a television show, Internet program and /or feature film.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Gaming Technologies Industry Risks

Online Gaming Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Gaming Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products, services or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products, Services and Assets may be adversely affected by the general economic climate, the General Online Gaming Market Conditions such as oversupply of related products or a reduction in demand for Online Gaming products in the areas in which the Company's Products, Services and Assets are located, competition from other Online Gaming Companies, and the Company's ability to provide adequate Online Gaming Products. Revenues from the Company's Products, Services and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because Online Gaming Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products and Services Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Assumptions about Customer Retention via Free Credits May Not be Correct

While acquiring a customer is essential to any business, keeping the customer involved via continual purchasing is essential for our success. If we are unable to retain a significant number of our paying customer to buy Credits and play Matches, our financial projections may be subject to revision and may not prove to be as proposed.

We May Not be able to Commercially Develop our Technologies

We have concentrated our resources on development of our proprietary anti-cheat software and our WZS website. Our ability to generate revenue and operate profitably will depend on our being able to launch our WZS website, and attract, secure and retain paying players to and on the WZS website. We cannot guarantee that our anti-cheat software will be sufficient to warrant approval by those who try and use our WZS website and participate in the Matches that we offer. Even if our anti-cheat software performs as expected, there is no guarantee that it will be perceived as adding sufficient value to the gaming process relative to competing technologies, web-sites and Matches. Without adoption by those who play the types of games amenable to use on our WZS website, our WZS website will have limited commercial potential which will likely result in the loss of your entire investment.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Gaming Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Gaming Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

The Company was formed as a Delaware Stock Corporation in June of 2011. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Cyber Holdings, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,100,000 may not be realized. Management believes that proceeds from a fully-subscribed Offering will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Gaming Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Gaming Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities. *See* "COMPETITION/POTENTIAL PARTNERS.".

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Richard P. Burgoon, Jr., the Company's Chief Executive Officer; Mr. Phillip G. Plourde, the Company's Chief Operations Officer; and Mr. Michael G. Maguire, the Company's Chief Technology Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Escrow Account with Bank of America to the Company's Business Account with

Bank of America. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of October 15, 2014 the Company's Managers own approximately 37.1% of the Company's outstanding Common Stock and 0% of the Company's Preferred Stock on a fully-diluted basis. Upon completion of this Offering, the Company's Management will own approximately 22.9% of the outstanding Common Stock of the Company and 0% of the outstanding Preferred Stock of the Company on a fully-diluted basis. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managers deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Units may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Gaming Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company's Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which have entered into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 9,100,000 Common Stock Units are being offered to the at a fixed price of $0.25 per Common Stock Unit. The Company is offering a $0.04 Discount for Common Stock Shares 1 to 2,750,000, and a $0.02 Discount for Common Stock Shares 2,750,001 to 6,000,000. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has been reached. Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on **pages 5 and 6** of this document.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, (a California Stock Corporation) and an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Cyber Holdings, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units (4)

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$2,100,000**	**100%**	**$100,000**	**4.76%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$105,000**	**5%**	**$5,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) The Offering is being sold by the Managers of the Company. No compensatory sales fees or related commissions will be paid to such Managers.

(3) Units sold by approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

(4) Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on pages 6 and 7 of this document.

ITEM 6. DESCRIPTION OF BUSINESS

Business: Cyber Holdings, Inc. ("CHI" or the "Company"), a Delaware corporation operating and qualified to do business in California and formed in June 2011, is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) world-wide Matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com.

The WZS website is configured for FPS games such as Electronic Art's® "Battlefield" series[2]. First-Person Shooter is a video game genre that allows the PC Gamer to experience combat through a first-person perspective; i.e., the PC Gamer experiences the action through the eyes of a protagonist-avatar. FPS games are a fast growing segment of the video-game market, with an estimated 5 million PC-based players worldwide.

We believe that the core demographics of FPS Gamers will drive the financial results of our business. While the stereotypical view of a Gamer is often a young teenage boy sitting alone on a Friday night in a basement playing these games, in actuality, the demographics are much more profound. The average age of a FPS Gamer is 30, with median income is about $50,000, and the Male/Female breakdown is 53%/47%[3]. Critically, on average, ***Gamers spend about 6 hours per week playing video games***. These Gamers also spend thousands of dollars per year on equipment. This is a market niche that is not only underappreciated, but all but ignored. We expect to change that with WZS.

CHI provides organized online PC FPS Matches where PC Gamers may compete as individuals, small teams or as Large, Organized Teams (sometimes referred to by Gamers as "Clans"[4]) in cheat-free competitions to win cash and prizes. To our knowledge, we are the only online site in the world that offers Matches in a cheat-free environment for both individuals/small teams and Clans[5].

Matches held on the WZS website are provided via dedicated gaming servers which are housed in data centers located within the United States of America and Germany. PC Gamers who compete in WZS Matches can be located virtually anywhere in the world. Much in the same way that sports teams may pay a fee to use a playing field and hire referees to compete with other teams, regardless of the sport, CHI provides a virtual "playing field" and virtual "referees" where PC Gamers can compete online with other PC Gamers using games that they already own or possess.

Importantly, CHI is not providing the actual games themselves, but rather a safe, secure and cheat-free virtual arena (via our proprietary, patent-pending Win With Honor™ anti-cheat technology) on which these games can be played and prizes won. Our forum allows PC Gamers to compete for cash and other prizes with reduced concerns about cheating, a rampant cottage business in the gaming industry which has all but prevented any type of online Matches from being adopted by PC Gamers or actively promoted by the developers of the games. To our knowledge, other gaming sites require Gamers to own a console such as the Microsoft® "Xbox" or Sony® "PlayStation". We do not. Our Matches can be played via a PC connected to the internet, with no need for any console device.

We also operate a companion website, WarZone Girls, located at http://www.warzonegirls.com. Based upon the demographics of PC Gamers, nearly half of whom are female, we provide online graphic novels (comic books) based upon a story-line and all- female protagonists that are intended to direct PC Gamers to our main website. We view the WarZone Girls graphic novel/comic book website as primarily a marketing tool for the WarZone Secure

---

2 Electronic Arts is neither affiliated with, nor an investor in, CHI.

3 Data and related information cited in document.

4 "Clans" are large, coordinated groups of often very focused, dedicated and intense Gamers. Clans can range in size from 25 to several hundred members. In general, Clans exist to compete with other Clans. Clans often have their own dedicated websites and logos. Clans are no different than sport teams, for example the San Diego Chargers™ or the Boston Red Sox™.

5 Our Organized Team Matches are configured differently than our Individual and Small Team Matches, with different participation numbers, entry fees, prizes and fees.

site, and indeed, the last page of each issue is a full-page advertisement for WZS. If the series secures a following, our goal for WZG would be to out-license the characters for merchandising, as well as explore the potential for animated or live-action shorts or films. In 2014, we entered into a Joint Development Agreement with a New York City based production company to develop a "pitch reel" and pitch process for seeking third party development of WarZone Girls into a television, internet or theatrical release[6].

Matches: CHI does not provide the PC games to the PC Gamers. The games are already owned or available to the PC Gamers. Rather, CHI, through its WZS website, provides a secure, virtual "arena" on which the games are played. Our commercial launch (April 2014) comprises over 100 different Match-types for 7 of the most popular FPS game titles, including both the CounterStrike™ and Battlefield™ series. Our WZS website is coded, such that we can readily add new titles to our system on a regular basis and apply our anti-cheat technology to the new titles. We plan on adding a few new titles approximately every six months. We segregate the Match-types into five competitive categories: FreeZone™, with no entry fee (intended to attract new users to try our website); Standard, with a $0.25 entry fee per Gamer; Skill-Based, with a $2.50 entry fee per Gamer; High-Value, with a $5.00 entry fee per Gamer; and Organized Team-Match, with an $4.00 entry fee per Team Member[7]. Our Matches are designed based upon the way FPS Gamers already compete, such as "King of the Hill" and "Capture the Flag." Except for FreeZone and Standard (which provide no cash prizes and limited credits for winners), each Match provides up to three cash prizes (which can also be taken by the winner in the form of playing credits), with the cash prize (or credit equivalent) for 3rd place being no less than the Match entry fee, and with 2nd and 1st prizes being correspondingly greater. In addition, every Gamer who completes a WZS Match (except for FreeZone) receives free playing credits that can be accumulated and used for Match entry fees. On average, we expect to generate an approximate 48% margin on all Matches (gross Match fees, less cash prizes and the cash value of free participation credits).

Anti-Cheat Technology: Cheating is rampant in this sector. Indeed, custom or commercial PC-software that allows players to cheat and gain an unfair advantage over other players, commonly referred to as "cheats", are often simultaneously released by third parties when the video games amenable for play on our website are released.

To prevent cheating and prevent the use of cheats, CHI utilizes proprietary and patent-pending multi-level algorithms for detecting, catching and deterring cheating during each Match. One such patent is owned by us and issued in September 2013; the second has been filed and id pending. We believe that our anti-cheat technology is the unique differentiator between CHI and all other tournament sites, the vast majority being console-based (using, for example, Xbox® and other proprietary platforms) and most often conducted in stadium-like settings where the players compete in physical proximity with one another where behavior can be physically monitored by proctors. To our knowledge, CHI is the only entity that provides server-side anti-cheat technology, meaning that our customers do not need to purchase, download or install any anti-cheat software in order to compete in our cheat-free environment. We believe that our anti-cheat technology is a key component of our service offering and is intended to ensure a level playing field for all WZS participants.

Revenue: We will derive revenue from WZS Matches based upon a pay-to-play revenue model. Each Mach will consist of between 4 and 32 Gamers who can compete as individuals or small teams or organized teams[8]. Multiple Matches can be run simultaneously, and different Match types can also be run simultaneously[9]. Gamers need not

---

6 This agreement has not been publicly announced as of the date of this Memorandum.

7 The primary purpose of FreeZone™ and Standard matches are to drive demand to Skill and High-Value matches.

8 Team members are randomly assigned, or players can play as a defined small team or Clan. The FPS games are designed for multiple players on different "sides" for example, different countries, etc.

9 For example, one set of players can be playing "Insurgency" while another set is playing "Battlefield II".

know each other, and Gamers can be located in different parts of the world. Matches can take place 365 days a year, 7 days a week, 24 hours a day.

Match costs are denominated in "Credits." Each Credit is valued at $.005, i.e. 200 Credits per $1.00. As delineated on our website, this allows a Gamer to play multiple types of Matches. We will not issue refunds for unused credits.

We believe that the barrier to entry for the purchase of credits is more than acceptable for the demographic of our customers, and indeed we expect that upon adoption, many of our customers will readily spend $60-$80 per month ($15-$20 per week or about 5 to 8 Matches per week) on our service offering. However, to even further reduce the barrier to entry, we have established two competitive levels, FreeZone™, which has no entry fee and minimal credit prizes (no cash), and Standard, which has a 50 Credit ($0.25) entry fee, again with credit prizes but no cash prizes. We estimate that we will lose about $0.09 on many of our FreeZone Matches, which we consider to be a marketing expense as the intent is to attract Gamers to the site via these free/reduced entry-fee levels, and then work to convert these Gamers to our Entry-Fee competitive levels where they can win larger Credit prizes as well as cash prizes.

We believe that one of our key differentiators is that every Gamer who completes a WZS Match will win Credits; for individuals and small Teams, top scorers who place (1st, 2nd or 3rd) win cash prizes that can also be converted into Credits, and the winning Team in an Organized Team Match wins cash prizes or Credits. Credits are used for Match entry fees and, in the future, to purchase products from the online WZS store (e.g. tee-shirts, caps, mugs, etc.). We sometimes issue free Credits as part of our customer retention initiatives.

In terms of the graphic novels which we provide on the WarZone Girls website and via reading devices such as the Amazon Kindle®, our initial objective is to use this opportunity for marketing for our WZS site and therefore not charge for downloading the graphic novels. The WarZone Girls also includes an online store to purchase merchandise.

Entertainment: We consider our service offering to be entertainment-based. By that we mean that we do not consider our competition limited to other similar video game tournament sites, but rather venues that provide alternative entertainment such as movie-theaters, television, concerts, sporting events, etc. Approximately one-third of all participants indicate that playing these games is their favorite entertainment activity. Gamers, particularly FPS Gamers, are highly competitive. In an era where a ticket for a 90-minute movie can cost in excess of $12, where consumers readily pay $100's per month to secure cable television, and with many in our market demographic spending much more than $15 per week on coffee, the purchase of credits to secure several hours' worth of competitive FPS gaming experiences is considered by us to be both a value-add for our customers, and a more robust form of entertainment.

Market Opportunity: FPS games have a built-in customer base for our business. We estimate that the worldwide market of FPS Gamers is approximately 5,000,000. Based on increasing revenue and units of games sold by third party game developers, we believe that this customer base is amenable to the adoption and continued utilization of the WZS website. These Gamers are highly competitive, often placing community recognition above winning prizes. On average, Gamers spend approximately six hours per week playing video games. The demographics of the target market are not the stereotypical "skateboarding teenager." In addition, to our knowledge, no organization has targeted Clans as part of its marketing approach; we intend to make our WZS website as "Clan-Positive."

Skill/Chance and "Gambling": We believe that the games played on the WZS website involve "games of skill" and not "games of chance." "Chance" is one of the elements generally required to be present in order for a game to violate state anti-gambling statutes. We believe that our Matches are not classified as "online gambling" such that cash prizes awarded to Match winners are not designated as gambling proceeds or winnings. This belief is predicated upon the test used by most states to determine if a game is one of skill or chance, i.e., the "Dominant Factor Test."

Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the "chance" element is lacking and the game involved does not violate that state's anti-gambling law. In all FPS games, skill is what determines outcome with skill involving superior hand-eye coordination, intelligence, memory, strategic thinking, recall, etc. Chance is at best involved with "dumb luck" or "beginner's luck." Indeed, cheats reduce the need for skill, and in this context, we believe that in addition to the nature value of skill in these games over chance, our anti-cheat technology further reduces the chance for cheating and therefore enhances and increases the need for skill to win. The Company therefore believes that skill predominates over chance in these games[10].

Business Strategy: Our business strategy is predicated upon what we believe to be an existing market enthusiasm for the types of competitive Matches that we intend to offer on our website. Our business model is predicated upon targeting these Gamers and attracting them to our WZS website based upon the ability to compete in Matches with games that our customers already own or have access to with other payers, with the opportunity to win cash and prizes, and with the understanding that our website has built-in parameters that reduce or eliminate cheating.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

---

10 In the United States, Gamers who desire to play online video games involving money must be over the age of 18, and the following States prohibit the payment of money to play online video games: Alaska, Arizona, Delaware, Iowa, Maryland, North Dakota, Tennessee and Vermont. Our system requires acknowledgement the Gamer is at least 18 years, and we do alert all Gamers that if they are in any of these states about the legal requirements regarding the prohibition for paying cash to play online video games.

Operations

We anticipate launching commercial operations of our WarZone Secure website in early 2Q2014. The WarZone Girls website and free comic books were launched in early 2013; we have begun what we anticipate to be the monetization of that asset by entering into a Joint Development Agreement with a New York City-based production company for development of the WarZone Girls intellectual property into what could be a live action series or feature film.

Our prior raises were conducted to secure proceeds to develop the WZS and WZG websites and fund initial marketing efforts. The technology for the WarZone Secure website has been both alpha (internal) and beta (external, third party) tested. Our WZS site has been reviewed by well-recognized industry organizations,[11] as well as WZG.[12] We believe that the technology risks have been substantially reduced based upon our prior raises and the use of those proceeds[13], and we believe that we are now an execution-focused investment opportunity. We also own (on a fully-diluted basis) 20% of Super Mackerel, Inc., a Delaware Corporation based in Long Beach California that provides multimedia marketing for third parties; we will use the services of Super Mackerel to assist us in expansion for the WZS website as well as other marketing endeavors[14].

Importantly, we have completed development of our anti-cheat/PC-FPS software. Our software includes a proprietary, algorithm-based platform from which all of our anti-cheat software derives functionality, and specific anti-cheat software for each FPS gamed for which we offer Matches based on parameters unique to the specific FPS games. The Company has initially introduced seven of the most popular PC-based FPS games that can be used by Gamers in Matches offered on our website. These titles will be increased as our business expands[15].

We believe that we have assembled an experienced, knowledgeable, robust and dedicated team of managers, Board of Directors, and outside consultants. The Company's executive team and Board includes individuals with extensive experience in PC-based FPS gaming participation, FPS management site development,

---

11 http://venturebeat.com/2014/01/20/how-warzone-secure-solved-the-cheating-problem-in-online-gaming-tournaments/

12 https://www.youtube.com/watch?v=Y5UgOlUa7_w

13 During our three year technology and business development period, no member of the management team has received compensation (or commitment for deferred compensation).

14 No proceeds from the Offering will be used for the operations of Super Mackerel, Inc. Our ownership in this asset is opportunistic and based upon having access to a multi-media marketing organization for which we provide certain business-oriented services.

15 At commercial launch, we will support the following FPS titles: Battlefield 3; Battlefield: Bad Company; Battlefield 4; Counter Strike: Source; Counter Strike: GO; Insurgency; and Team Fortress 2. We anticipate adding new titles every 6 months.

intellectual property creation, technology company commercialization, business operations, initial public offerings and achieving successful exits for investors.

The launch of our WarZone Secure occurred in 2Q 2014. Our WarZone Girls website was launched in early 2013. We intend to enhance brand awareness for the WarZone Secure website using online descriptions and contests on the WarZone Girls website where our graphic novel series is made available for free[16].

Beneficially, we believe that investors in this financing round are not investing in what we consider the significant initial risk associated with early-stage technology and intellectual property development. We believe that the technology risks and costs associated with development of our WarZone Secure and WarZone Girls websites and our proprietary anti-cheat software have been substantially mitigated.

The Company's executive team opted to forego cash compensation throughout this three-year development stage. Proceeds from the Company's prior financing rounds were used to fund development expenses, and the anticipated proceeds of this current financing round will be primarily used for marketing expenses and operating costs as we begin expansion of our service offerings. We believe that the projected compensation for the executive team is modest. The management team is dedicated in its desire to be aligned with the objective of the Company's investors in that we recognize that that value of the Company will be established by the Company's equity, and not in salaries and other cash-oriented benefits.

Our Customers Already Own/Possess the FPS Games That Our Website Supports: WarZone Secure Matches versus PC FPS Games

Our business model is not based on licensing, leasing, renting, or purchasing of the games played in our Matches. We currently do not plan to develop or offer such games to our customers[17]. Our business model is based upon providing Matches to Gamers who have already purchased or otherwise secured the games of interest. In this context, our business is not dependent on any one PC FPS game or vendor[18].

---

16 Our brand awareness process began in 2012 with an online survey and contest, the winner of which being announced via a press-release, as well as announcing initiation of Beta testing of our website. *See*, for example, http://www.marketwire.com/press-release/-1730019.htm

17 However, and based upon the gender demographics of FPS players, our companion website, www.WarZoneGirls.com provides an online graphic novel ("comic-book") series based on five female warriors in a scenario that could, at some point, be out-licensed by us to a third-party for development as an FPS game and for merchandising material.

18 By developing a business model that is agnostic to the particular PC FPS game being played, we believe that we substantially increase our business offering to all PC FPS game players. While some software developers of particular PC FPS games may offer Matches, these are limited to the particular game that the developer offers.

Our business is focused on providing a "level playing field" to FPS competitors who desire to compete for cash and prizes against other players, with an enhanced sense that cheats will not be viably utilized by other players to secure an unfair advantage and victory. We believe that this approach, i.e., providing a venue for cheat-free Matches, increases the opportunity to secure multiple customers who play different PC FPS games.

Market Opportunity

In 2010, 500 million video games were sold worldwide, and, of this amount, more than half were sold in the United States[19]. The video-game industry generates $25 billion in annual revenue[20]. Seventy-two percent of all American households play video or computer games[21]. Perhaps surprisingly, in as much as video games are considered to be games for the young, the average game-player age is in the mid-30s. The breakdown by age-group for video-game players is as follows[22]:

Age Range	Percentage of Video Game Players[23]
Under 18	32%
18-35	31%
36+	37%

Despite what our natural assumptions may indicate and what popular media may suggest, these "games" are not for the young – indeed, more than one-third of all video-game players are over the age of 36. The average age of game purchasers is 35[24]. The majority of online gamers have an average income of between $35,000 and $75,000[25]. This data drives home a key point – this is not an industry of limited-income, young, male-only participants.

19 http://aggregame.com/news/2011/04/29/2010-a-gaming-year-in-review-video/

20 Michael D. Gallagher, president and CEO, Entertainment Software Association; http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

21 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

22 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

23 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

24 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

25 http://www.grabstats.com/statmain.asp?StatID=1008

To rebut a popular conception, young Gamers do not bypass their parents with respect to these games; 82% of the time, young Gamers receive parental permission before purchasing or renting a game.[26]

Furthermore, and again against stereotype, women make up a significant percentage of these players, with 47% of all players being female – women age 18 or older represent a significantly greater portion of the game-playing population (37%) than boys age 17 or younger (13%)[27] [28]. This is one of the key drivers supporting the development of our WarZone Girls website. Thirty-three percent of all players indicate that playing these games are their favorite entertainment activity[29].

Nor are these games used on a casual basis. With respect to adult gamers, the average number of years that they have been playing video or computer games is 12. This is consistent between men and women: among most frequent gamers, males average 13 years of game playing and females average 10 years. Gamers who use personal computers to play games (our target market is focused on games played on personal computers) spend an average of about six hours per week playing PC-based games[30]. In addition, studies are now suggesting that despite the stereotypical "slacker" vision of these players, these games actually enhance intelligence and brain function:

> "Being immersed in a video game, and having your brain stimulated, can encourage creative solutions and adaptations. These beneficial ideas and thoughts can then be applied to real life situations. The results can be surprisingly positive for individuals, communities, and society as a whole."
>
> ***--Allen S. Weiss, M.D., President and CEO, NCH Healthcare System***
>
> "Gaming is productive. It produces positive emotion, stronger social relationships, a sense of accomplishment, and for players who are a part of a game community, a chance to build a sense of purpose."
>
> ***--Jane McGonigal, PhD, author of Reality is Broken: Why Games Make Us Better and How They Can Change the World***
>
> "Kids play video games for fun with the goal of progressing to the next level and eventually conquering the opponent, whether that's another player or the computer. What's more, the social aspect—sharing tactics, experiences, and explanations—helps cement what they've learned."
>
> ***--James Paul Gee, author of What Video Games Have to Teach us About Learning and Literacy***

2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

27 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

28 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

29 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

30 http://www.grabstats.com/statmain.asp?StatID=1014

"The U.S. entertainment software industry is at the forefront of innovation and education, turning what we have thought about video games on its head."

--Rep. Debbie Wasserman Schultz, (D-Fla), co-chair of the Congressional Caucus for Competitiveness in Entertainment Technology[31]

Niche Market Focus:
PC-Based First Person Shooter (FPS) Games

Our WZS website is focused on FPS games played via the personal computer. The FPS genre is a subset of the action video game genre. The FPS computer game genre centers on combat through a first-person perspective. FPS is a type of three-dimensional (3D) game featuring a first-person point of view through which the player sees the action via the eyes of the player character. The primary design element is strategy, planning and coordination under combat-oriented scenarios. FPS games use conventional input devices such as a "joystick" for movement, as well as the computer keys and mouse. FPS involves an avatar (a graphical representation of the player or the player's alter ego or character), one or more ranged weapons, and a varying number of opponents. Because they take place in a 3D environment, these games tend to be more realistic than 2-dimensional games, and have more accurate representations of gravity, lighting, sound and interactions. It is common to display the character's hands and equipment in the main view, with a heads-up display showing health, ammunition and location details. It is often possible to overlay a map of the surrounding area.

FPS is one of the fastest growing segments of the video-game industry. For example, the "Call of Duty" series by Activision®, has over 30 million players who play the game online at least once a month.[32] Of all computer games sold in 2011, 13% were FPS.[33] Of all the top selling computer games (i.e., not just FPS) based on units sold in 2011, one of the titles included in our initial offering was ranked in the Top 20, Battlefield III (rank = 6).[34]

About 10% of all video games sold in the United States in 2010 were personal computer (PC) video games (i.e. about 25 Million were PC video games)[35] – in as much as the United States represents half of all video games sold worldwide in 2010, we believe that the 10% figure regarding the percentage of computer video games sold is

---

31 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

32 http://www.wired.com/gamelife/2011/05/call-of-duty-elite

33 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

34 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

35 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

applicable to the world-wide market, i.e. 10% of the world-wide market of 500 million video games sold in 2010 were PC video games (50 Million).

With respect to PC-based FPS – the focus of the WZS website – these sales represent 10% of the total PC video game market, i.e. about 2,500,000 (United States) and 5,000,000 (world-wide) PC video games sold in 2010 were PC-based FPS games.[36] This is the target market for our WZS website.

For purposes of our financial projections, we utilize a zero-growth rate for sales of PC video games. We believe that by utilizing a flat-growth projection with respect to PC video games sales during the period of our projections, those interested in CHI can gain a greater appreciation for the relatively small percentage of this market that we can project achieving burn rate neutrality and profitability from commercial launch. Therefore, our modeling and projections are based on a target market of 5,000,000 PC-based FPS video games throughout the Company's forecast period.[37]

We note that our business is not dependent on growth in the PC-based FPS market. In addition, the 5,000,000 participant target market is based on units of PC-based FPS games sold, not people. Therefore, as an example, a family may own one PC FPS game, but several members may use that game to play the game at different times. In essence, we believe that our target market is growing and is larger than the number of units sold. However, and as noted, we have opted to use static market numbers for the foundation of our projections.

---

36 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

37 An important point about the target market: these numbers are based on units sold and not players. For example, a family of 4 may buy a game which would of course be one game – however 2 of the members of that family may use the game to compete on the WZS website. Accordingly, we do not endeavor to "bias" the projections based on overly optimistic numbers, and while an argument can be made and supported to increase the potential market size by adjusting the unit numbers based on, for example, average household size per purchase, and average number of players per household, our objective is to provide projections based on conservative estimates when estimates are required.


GAMER COUNT PER HOUR: TF2
GAMER COUNT PER HOUR: BF-BC2

Game Title	Average Per Hour Data Collected Saturday August 31, 2013 9AM – 12AM	Average Per Hour Data Collected Sunday September 1, 2013 9AM – 12AM
Team Fortress 2	**59,737**	**73,014**
Battlefield Bad Company 2	**1,513**	**949**
Average of Both Titles	**61,250**	**73,963**

We believe that it is important to note that these games were being played simultaneously. A takeaway point is that over a 15 hour period on Saturday August 31, 2013, and over the same time period on Sunday September 1, 2013, *61 Thousand Gamers and 74 Thousand Gamers, respectively, were playing, per hour, only 2 of the FPS Games we support.* We believe that this demonstrates that our customer base exists; our goal is to move these Gamers to our WZS website to play these types of games within our secure, prize-based arena. In addition, and as is be detailed below, we need less than about 50,000 Gamers in total to play matches on our site and spend approximately $20 per month (about 5-8 Matches per month) to achieve our financial projections.

In terms of the difference between console-based video games and PC-based video games, it is noteworthy that a basis for the development of consoles such as the Xbox® was based on the enhanced memory, graphics and sound that can be devoted to a console compared with a PC. However, astute users of PCs know and appreciate that the memory, graphic and sound capabilities of PCs are improving and will continue to improve. The Company believes that, in time, Gamers will be less inclined to stay with console-based games.

As the capability of a PC increases, the we believe that the justification to purchase a separate device, such as an X-Box® console, just to play FPS games will wane.

A Significant Problem for FPS: Cheats

A significantly negative aspect of FPS video games is cheating. Increasingly, in a desire to artificially enhance the skill set of a player or players to defeat those who are skilled and do not require an artificial advantage, there are always players who wish to gain an unfair advantage over others by using game exploits or external programs which offer an artificial advantage over other, more skilled, players. These exploits and external programs (also referred to as "cheats") are analogous to professional athletes who use steroids to enhance their performance, thus creating an unfair advantage over players who rely solely on their own skills, talents and knowledge of the athletic contest.

In FPS games, cheats come in many forms, including "wall-hacks" which overlay a "heads-up" type display over the user's screen—highlighting or placing a virtual box over their opponents and also allowing the user to literally see their opponents through solid objects such as walls and buildings, which gain the user a large tactical, and unfair, advantage. Another cheat example is commonly known as an "aimbot", which in FPS games automatically aims and directs the user's combat tools at opponents without requiring any skill on the part of the user. Yet another cheat overlays a virtual map for the user of the entire battlefield and shows all players (team members as well as opponents), allowing the user a large tactical, and yet again unfair, advantage over opponents. These are only a few examples of the many hundreds of cheats and variations of cheats widely available as paid programs created by professional companies, privately created and used and those in the hacking community and distributed free in public gaming forums.

Cheats allow for an unfair advantage over skilled players who compete based on a presumed "level playing field." As with any competition, cheating not only reduces the ability of true competitors to know how they lost but also allows the cheater to gain an improper status and advantage over legitimate players. In the environment of online gaming, detecting such cheaters is often difficult. Importantly, the development of cheat-enabling software has rendered the ability to make the competitions les robust, time consuming and expensive – unless a player can be assured that all reasonable steps have been taken to prevent the use of cheats, it is difficult to assume a level playing field. This not only reduces the ability to make the competitions more enjoyable, but also weakens the allure of skill and the requirement of fair play.

Of equal importance is the significant damage that can be done to the reputations of game developers and sales of their products under which cheating has become rampant. Matthew Pritchard, a developer at Ensemble Studios, aptly summarizes this problem:

> "Cheating hit closer to home for me while I was working on the final stages of *Age of Empires II: The Age of Kings*. Cheating online became a widespread problem with the original *Age of Empires*. Matches had to be cancelled due to a lack of credibility, the number of online players fell, and the reputation of my company took a direct hit from frustrated users. Unable to spare the resources to fix the game properly until

after *Age of Kings* was done, we just had to endure our users turning their anger upon us -- probably the most personally painful thing I've experienced as a developer."[38]

Players using these widely-available cheats have become a widespread epidemic for the online gaming world. Large and established gaming companies such as Activision, Electronic Arts and even Microsoft are constantly playing a game of "cat-and-mouse" with cheating players, combating whichever cheats they can detect and releasing game updates and actively banning players that are caught cheating. This method of releasing updates to block the cheat or catch cheating players has been the primary approach game makers have been taking to address this phenomenon. The problem with this method is that in order for a counter-cheating agent to be created, game makers must first detect and then devise a method to anti-cheat the hack—all of which takes time, sometimes up to weeks and months in total. In addition, the cost can be staggering: if the cheating is not stopped, players will abandon one game for another, causing significant loss in revenue, coupled with what requires significant time and effort to block the cheating with software changes to the original game program.

Cheats are widely available and those that provide the cheat-software do not hide in the shadows. Indeed, they offer their services with impunity and evidence the "cat-and-mouse" nature of the problem -- the game-software company puts out a patch to stop one cheat, and the cheat puts out an update to overcome the patch[39]. One example is as follows:

> We have just updated our Call of Duty 4 Cheats to work with the new COD4 [Call of Duty 4] Patch v1.7. Our COD4 Cheats feature over 70 different options in the hack. You can set the hacks up in minutes once you become a member of our site. If you want the best cheats, hacks, aimbots and exploits for COD4 visit us online now. **DOWNLOAD OUR CHEATS AT** – www.FPSCHEATS.com[40]

Part of the allure of cheating for PC-FPS games is related to the internet. Anonymity as to name and location, coupled with a desire to win in order to be perceived as the best by fellow online Gamers, and with little if any punishment when caught, all combine to make the process of cheating almost as powerful as the desire to use one's innate skills to win. Because Gamers rarely use their real ID and because their specific location is often unknown, the only way to track down a cheater is to identify the cheater's internet protocol address ("IP address"), which is a numerical label assigned to each device (e.g., computer) participating in a computer network that uses the internet for communication. However, even if the user's screen name and IP address are identified and that Gamer is banned from competition, that Gamer merely needs to create a new screen name and secure a different computer which will have a different IP address in order to continue cheating. Detecting the IP address and blocking that address from competition is often laborious, expensive and difficult, whereas creating a new user name and securing a new computer and IP address is simple.

---

38 http://www.gamasutra.com/view/feature/3149/how_to_hurt_the_hackers_the_scoop_.php.

39 A patch is a small piece of software that is used to correct a problem with a software program. Patches are often called "fixes." Most major software companies will periodically release patches, usually downloadable from the Internet, that correct very specific problems in their software programs.

40 http://www.cod4cheatsdownloads.com/call-of-duty-4-hacks/call-of-duty-4-cheats-wwwfpscheatscom/

Our Technology Solution

Our business will be conducted over the internet via our WZS website. In the context of the Matches that we provide, those who will be driven to our WZS website already understand and play the types of FPS games that are supported by WZS website. These games are played by thousands of Gamers each day, across the globe – our customer base is already established. Our business offering is new, but the universe from which we secure our customers is not. Our business objective is to drive already-existing Gamers who are already inclined to enhance the FPS game-playing experience by entering competitive Matches where prizes can be awarded –without the concern of cheating by other players— to our WZS website, and then via both loyalty/dedication and competitive attachment, continue playing these games via our Matches.

The opportunity to win money is important, but that alone cannot be the driver. In addition, not every Gamer can win money. However, if the value is perceived as real and multiple opportunities for public recognition are provided, winning money is often secondary – competing against others and improving one's skills in the process is what drives true competitors. Because our system is designed to ensure that every participant wins something each time they play a tournament, we believe that this will provide a desirable benefit and allows for retention of those who use our WZS website.

A key component of our technology differentiator is our proprietary anti-cheat software and algorithms. Our technology is the subject of two different approaches to thwarting cheats. The first is set forth in United States Patent 8,529,343, "Method for Monitoring Computer Programs" which is owned by us, having been fully assigned to us by one of our co-founders. The second is set forth in pending United States provisional patent application, "Method for Assessing Scoring Behavior" filed in 3Q2013, which is also owned by us via an assignment from a member of our Management Team[41]. As of now, the allowed patent is not part of our commercial offering. The pending provisional patent application encompasses the technological approach that we use on our website[42].

---

41 Under US Patent Law, the provisional application must be converted into a regular US patent application within one year of the original filing date. The pending patent application does not require such conversion until early 3Q2014. Thereafter, the application is published, which is expected to occur in 1Q2015. Until such time as the application is published, it is confidential and in this competitive space, we believe that it is imprudent to disclose any non-confidential information about the application, including its original filing date. Those who desire to review and study the application may do so under appropriate and mutually agreeable confidentiality provisions. The description of the technology as set forth in this section is not designed to be vague for nefarious purposes, but rather to ensure confidentiality of the methodology until otherwise publicly disclosed by us via the patent process.

42 This is a particularly competitive industry, and, for that reason, the Company believes that it is in the best interest of our business and our investors to not provide extensive detail about our algorithms, proprietary software approach and pending patent applications in order to reduce the opportunity for accidental or nefarious misappropriation of intellectual property. The Company is confident in its ability to execute on its development objectives and will freely share more detailed information about the anti-cheat software with those who enter into

Both technologies are "server-side", meaning that our customers do not need to download or install or purchase any software on their system in order to have the benefits of our anti-cheat technology. We believe that this is an important differentiator. To our knowledge, all other anti-cheat approaches are based upon a software-model, i.e., the person much download or buy software and install it on their computer. The obvious flaws in such an approach are evident: if only "good" Gamers use such software, then the cheaters can continue cheating with impunity. By creating server-side, as opposed to client-side software, then the technology we utilize monitors every Match, regardless of desire on the part of a Gamer. For the Gamers who play fair, this has no impact; the software monitors the Matches and if no cheat behavior is detected, nothing *per se* happens. However, when cheating behavior is detected, the software can remove the cheater from a match. We believe that over time, as our technological approach becomes more widely understood by the PC-FPS community, those who desire to cheat will go to other sites where we believe that cheating is easier.

Our approach to cheating follows the analogy of a referee. A referee cannot catch all "fouls." However, the presence of the referee often reduces rampant fouls or cheating. Indeed, our server-side software is meant to primarily catch Gamers who may be cheating and remove them from the playing field. If a Match is ruined by the removal of a cheater, we provide a free Match to the Gamers whose experience was marred by the cheater. In order to sign up and register for our site, Gamers must acknowledge review of our terms and conditions, which make clear that if a Gamer is caught cheating, they forfeit any credits they have purchased and/or won, with no refund.

Our mitigation of cheating activity is not limited to technology alone. A unique aspect of our service offering is the requirement that all users must provide us with the GIID associated with their game title.[43] Indeed, true Gamers detest cheats and those that use them, and we encourage our customers to report cheaters. To facilitate this process, if a cheat or cheater disrupts a Match, the other Gamers receive a free Match credit. In addition, we will also post a "Wall of Shame" on our website where those caught cheating are publicly identified by their Gamer handle and other identifying information (so as to prevent them from playing not just on our site, but on other sites). Our terms and conditions will in the future indicate that all that use our site provide us their permission to post their Game handle on both our Wall of Fame and Wall of Shame as a condition of participation.

From a non-technological perspective, in order to even consider cheating on our website, a Gamer must still pay a Match Entry Fee[44]; thus, if the cheat is used for enhancement of credibility, the price to pay for such

---

mutually-agreeable non-disclosure agreements with the Company. The pending patent application will not be published and publicly available until about 2Q 2014, such that early release of the information removes a competitive advantage that we believe that we currently hold over would-be competitors.

43 A GUID (Global Unique Identifier) is the unique code/product key associated with each game. If one of our customers is caught cheating, banning the individual simply requires securing a new identify/handle or new IP address for their computer. However, a GUID can NOT be changed and as a result, we ban the "GUID" of the player caught cheating. We believe that this can also acts as an effective and permanent ban to those caught cheating on our system.

44 Except FreeZone™.

recognition is expected to create a negative cost-benefit outcome for a cheater. And for those considering using a cheat in order to win cash or other prizes, that goal is somewhat thwarted by the comparatively low cash prizes; for the competitive Gamer, the winning of the cash prize is significant because it is earned by success, but for a cheater out to game the system to secure money, intuitively one can understand that such a Gamer would have to cheat in a significant number of Matches, each requiring an entry fee, in order to make the process financially viable and cost-beneficial. A Gamer who cheats will have to cheat in an inordinate number of Matches in order to make the cost-benefit process cost effective. We intend to monitor all recipients of prizes on a regular basis such that if we spot Gamers who are consistently winning, we can add a further layer of review on top of the anti-cheat software.

WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance[45]

Players using our WZS website are paying to participate, and because we award prizes to players using the WZS website, an assumption may be made that our business involves online or internet gambling. Internet gambling is almost entirely illegal in almost every state within the United States.

In this context, states typically employ the "Dominant Factor Test" (DFT) in determining whether a game, where player-participation is paid-for and prizes (cash or other things of value) can be awarded, is a game of skill or a game of chance. In this context, the distinction need not be 100% of one or the other –every competition involves some "chance" or "luck." Rather, the DFT seeks to determine which predominates in the process.

For example, in a lottery game where a player pays for a ticket that includes randomly-assigned numbers and the winner is based on selection from a corresponding set of tickets that can include that player's numbers, winning is pure chance. No skill is involved in purchasing a random set of numbers.

In a game such as "Trivial Pursuit™", winning is based on skill predicated upon knowledge, intelligence, etc. Almost no "chance" is involved; a player either knows the answer or does not know the answer.

In many games, however, there is some combination of both skill and chance. In most sporting events, almost every victory is based upon superior skill – however, elements of chance can determine the outcome: for example in football, a recovered fumble may change the outcome of the game, the fumble being based on chance, and the recovery involving chance or skill.

Games typically involved in "gambling" (for example, poker), tend to involve a mixture of both. However, it is intuitively obvious that the element that is dominant in terms of winning is chance – cards that are dealt from a fully-shuffled and "hidden" deck determines the outcome, such that even a non-professional card player can beat a professional if a winning hand is randomly dealt to the non-professional. On the other hand, gambling games such as roulette is entirely a game of luck – absolutely no skill is involved in selecting a number and then having a rotating wheel stop at a corresponding number to determine a winner.

In determining whether a game is such that the outcome of victory is based on skill or based on chance, states typically rely upon the DFT in making such determinations.

Dominant Factor Test

The Dominant Factor Test can be described as follows:

> 'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test.[46]

Historically, the Dominant Factor Test was defined in a 1973 case from Alaska, *Morrow v State* 511 P.2d 127 (Alaska, 1973). In *Morrow*, the court articulated four qualifications to determine if the outcome is based predominately on skill, or on chance/luck:

- The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.
- The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.
- Skill or the competitor's efforts must sufficiently govern the results.
- The standard of skill must be known to the participants, and this standard must govern the results.

As an example, golf meets the above criteria. Tiger Woods could be expected to beat the casual weekend golfer. Even if the golfer were to place a wager on the outcome, the results would be determined primarily upon the skill of the competitors. While there is a slim chance that the professional might lose – based on either bad luck by the professional or "beginner's luck" for the casual golfer -- the dominant factor is skill, not chance. As such, the event would not be deemed gambling under the Dominant Factor Test.

In states that use the Dominant Factor Test, a bowling alley, golf course, or bar could hold a tournament where they collect an entry fee and award a prize without violating anti-gambling laws. Similarly, individuals could make bets on the outcomes of these events without violating anti-gambling laws.

---

45 Attention is directed to **Appendix B** providing what the Company believes to be relevant sections of the California Penal Code as well as case-law interpretation. Those interested in CHI and/or a potential investment in the Company may desire to seek independent legal counsel as to this issue.

46 http://www.gambling-law-us.com/State-Law-Summary/

CHI believes that much in the same way, the Matches offered on the WZS website fit within the same category and therefore do not involve prohibited gambling[47].

First Person Shooters: Skill Predominates

In assessing the four criteria with respect to FPS games it is intuitively obvious that the factor of skill predominates: furthermore, the lack of anti-cheat software can artificially increase the factor of "luck" in that the lack of such software removes most of the elements of the game that demand and require skill. Therefore, we believe that our proprietary anti-cheat software actually *decreases* the element of chance and therefore correspondingly increases the requirement of skill.

FPS games all require significant skills to achieve victory, including excellent hand-eye coordination, intelligence, memory, strategy, coordination, teamwork, etc. Luck rarely, if ever, is involved. Applying the four factors articulated by the *Morrow* court, an analysis can be suggested as follows with respect to FPS games:

> *The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.*
>
> In all FPS games, all participants have a distinct possibility of exercising skill (except of course beginners whose skill set is improving or developing) and by having knowledge of the game, how it operates, what the goals and objectives of the game are, the participants have or can gain access to data upon which to calculate and informed judgment as to playing the game.
>
> *The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.*
>
> In all FPS games, all players have the opportunity to exercise skill, and those participating have the skill sets necessary to play (this is not to suggest that all players have the same skill level – however, a player will be expected to, for example, know how to operate a joy-stick or similar device to allow the "cyber-persona" for that player to function during the game). Indeed researchers at Leiden University and Leiden Institute for Brain and Cognition, have shown that playing FPS video games is associated with superior mental flexibility, and that compared to non-players, players of FPS games were found to require a significantly shorter reaction time while switching between complex tasks, possibly because they are required to develop a more responsive mindset to rapidly react to fast-moving visual and auditory stimuli, and to shift back and forth between different sub-duties[48].
>
> *Skill or the competitor's efforts must sufficiently govern the results.*
>
> In all FPS games, the elements that determine the results are all skill-based. The abilities of the players and their efforts more than sufficiently govern the results.

---

[47] Recently, a Federal Judge, in *USA v. DiCristina*, 11-CR-41 NYLJ 1202568480608 (EDNY, August 21, 2012) in dismissing an indictment and setting aside a jury verdict, held that *poker* is a *game of skill* and not chance under the Illegal Gambling Business Act, 18 USC Section 1955.

[48] Colzato LS, van Leeuwen PJA, van den Wildenberg WPM and Hommel B (2010-04-21). "DOOM'd to switch: superior cognitive flexibility in players of first person shooter games". *Frontiers in Psychology.* http://www.frontiersin.org/Cognition/10.3389/fpsyg.2010.00008/abstract. Retrieved 2011-02-08.

The standard of skill must be known to the participants, and this standard must govern the results.

In all FPS games, players improve their skill sets by continuous play, and it is understood by these players that those with higher skills and experience will tend to win more often than not, such that the best way to compete at that level is by practice and improvement in the skill sets of the player. These standards govern the results, and are well understood by those who participate in these games.

Note that the determining factor is not based upon the transfer of money, the payment of money to participate, or the payment of money to winners. Stated differently, providing a financial reward is not the issue, and most often those who are unfamiliar with the Dominant Factor Test can incorrectly assume that paying to play a game where cash can be awarded is by definition "gambling." That assumption is incorrect. The issue turns on whether the game involves skill, or involves chance, and which element predominates in determining the outcome.

Our proprietary "Anti-Cheat" software reduces chance and increases skill

We believe that when cheating software is utilized in FPS games, such software artificially enhances the opportunity for winning by providing an unfair advantage over those players who rely on skill alone. Cheats, by diminishing the element of skill, correspondingly increase the element of chance because skill is no longer the standard by which victory is determined, and the cheater who wins with such cheat-software does so by essentially eliminating the skill set of the other players. Even the most skilled FPS player cannot be assured that his/her skill will determine the outcome when an opposing player is cheating.

Thus, independent of the FPS games for which the element of skill dominates that of chance, our anti-cheat software further increases the element of skill in situations where a player may otherwise be inclined to use cheat software. By removing the opportunity for cheating software to be utilized, we believe that the WZS website "levels" the playing field and assures that the outcome is predominately focused on player skill.

Marketing

We will launch our WarZone Secure service offering with limited marketing. We elected to pursue a more viral marketing approach at launch so as to establish a level of understanding as to what marketing efforts would be most productive. We believe that this approach will provide us with a better sense of how to optimize marketing spend following completion of the current financing round, Our objective is to allow a limited marketing effort to assist in our viral, or word of mouth advertising by Gamers, to help define where we should direct our marketing efforts.

FreeZone™ Competitive Level

Our FreeZone Competitive Level is just that: free. We view FreeZone to be a "freemium" offering, a term coined to describe a business strategy that allows users to utilize some or all of a service offering for free. The goal of a freemium model is to convert those who use the service offered for free to paying customers, and to create a word-of-mouth foundation by users who like the offering and invite others to join. In general, between approximately 1 and 10% of freemium users convert to paying customers, with an average of between 2 and 4%.[49]

Different approaches can be used with respect to a freemium model; in the case of WZS and FreeZone, we offer all of the features provided in our other fee-based levels, but with much lower prizes, and the only prizes awarded are credits (not cash)[50]. Because our FreeZone™ participants already play these games on-line, the only issue is getting them to sign-up as a registered player on our system. Once accomplished (requiring at most a few minutes), Gamers who want to use FreeZone can enter our system and try out our process. Because only credits are awarded to winners of FreeZone matches, and these credits can only be used for entry fees for our Matches, at some point, we believe, that Gamers will want to use won-credits to advance to one of our fee-based levels. In the meantime, users who enjoy FreeZone are expected to spread their views to others and invite them to join WZS.

Because we do provide free credits to winners of FreeZone matches (unlike our other levels, these prizes do not increase as the number of Gamers in a Match increases), we anticipate a loss with each FreeZone match (based on the value of credits awarded), which we project to be approximately $0.09 per FreeZone match. For example, for every 100,000 FreeZone matches, we expect our net loss to be $9,000.

We anticipate that 4% of the Gamers who participate in FreeZone and/or Standard. Matches will convert to Skill- or High-Level Match participants. We consider FreeZone and Standard Matches to be marketing tools to attract FPS Gamers to our site, providing participants with the opportunity to explore our offerings at low or limited cost.

Professional Gamers

Video games are beginning to achieve the same status as other forms of competitive sport-., i.e. there are Gamers who can earn significant compensation based solely upon competing in large, organized tournaments. These Gamers, particularly in the FPS community, are held in high regard and are often closely followed. Many of these professional have their own "channels" on Twitch.tv[51] where they provide commentary and post games in which they participate. We have secured the endorsement services of two such professional gamers who have each agreed

---

49 http://www.inc.com/janine-popick/freemium-is-it-right-for-you-and-your-customers.html For our financial projections, we anticipate a 4% conversion rate.

50 We do not provide free participation credits to those who use FreeZone.

51 According to their website, "Twitch is the world's largest video platform and community for gamers. More than 45 million gamers gather each month on Twitch to broadcast, watch and chat about gaming. Twitch's video platform is the backbone of both live and on-demand for leading video game broadcasters including casual gamers, pro players, tournaments, leagues, developers and gaming media organizations." Twitch.tv is in many ways to CHI what ESPN is for other sports.

to provide a 5-7 minute video endorsement and promotion of our WZS service offering.[52] A portion of our use of proceeds from this financing will be dedicated to sponsorship of several professional Gamers to promote our WarZone Secure brand and service offerings[53].

CHI Survey

Following development of our initial business model, we conducted a non-scientific online survey (which included a prize offering for survey participants), not to validate our model *per se* but rather to determine if our approach would resonate with Gamers. We did not overtly market the survey so as to avoid encouraging expectations of our commercial launch and as such, our intent was to essentially secure a few hundred Gamers who happened across the survey. In that context, we secured responses from about 350 Gamers and we believe that the results validate our business model.

For example, and consistent with available public data, the average age of the survey participants was 30. By an almost 2:1 ratio, participants indicated that they like it better when a team they are playing with wins, rather than how they do individually, and in this context, when asked if they were "ok" if a stranger was added to their team for a tournament, 72% of the respondents indicated either "yes" or that it "doesn't matter."

In terms of how many hours per week the participants spend playing FPS Games, the results were as follows:

Hours Per Week	Individuals
0-5	92 (26%)
6-11	118 (33%)
12 - 17	67 (19%)
18 - 23	36 (10%)
24+	41 (12%)

Our Matches are configured based on the types of contexts FPS Gamers are already accustomed to, such a "Capture the Flag" and "King of the Hill." The strategic approach to these types of Matches varies between match styles, and some will take longer than others to complete. Gamers gravitate to the Match style they already utilize or prefer and therefore understand that some match styles will take more time than others. However, we can assume that for many of the Matches, the average playing time will be less than about an hour. When asked if "three game Matches (60 minutes) with prizes were available all day, how many would you participate in?" participants provided the following responses:

---

52 We have not, as of yet, announced the names of these professionals based on the highly competitive nature of this space. However, we anticipate their respective video endorsements to be broadcast on their Twitch.tv channels in 2Q 2014, once our commercial service offering has begun.

53 The professionals that we have secured by contract are compensated $500 each for their time, as well as receiving 2,000 performance based stock options to purchase 2,000 shares of our Common Stock.

Number of Matches per day	Individuals
1 - 3	149 (49%)
4 - 6	90 (29%)
7 - 9	49 (16%)
10-12	19 (6%)

Finally, in terms of how much money the participants spend per month on video games, and consistent with the data indicating that this demographic has significant disposable income available for FPS games, the amount of money spent by participants per month was as follows:

Amount Spent Per Month	Individuals
$0-$25	136 (41%)
$26-50	122 (37%)
$51-75	53 (16%)
$76-99	12 (4%)
$100+	11(3%)

As set forth in greater detail below, prior to the survey, our assumption was that if the most expensive Tournament entry fees ranged from $2.50 to $5.00, a target of Gamers playing 5-8 Matches per month (i.e. about $20 - $25) would provide revenue opportunities that would lead to adoption of our offering.

WarZone Secure Ambassador Program

We are actively recruiting skilled Gamers located in various countries throughout the world that we will use to recruit Gamers to our site. We refer to these recruiters as "Ambassadors." Ambassadors are compensated with free memberships, credits stock options. Each Ambassador will be provided a unique code identifier that they can give to recruits who can use that identifier when the recruit signs up for the site. The recruit/participant will be provided a small number of credits at no cost. We currently have seven Ambassadors under engagement and are working to secure several additional Ambassadors from South America, Europe and Canada.

Organized Teams/Clans

Our WZS website is designed for both Individual Gamers as well as small teams, and to our knowledge and unlike any other Gamer-based website, we also provide separate Matches for large, coordinated and established groups of highly competitive and sophisticated Gamers known in the industry as "Clans." Clans are comprised of individual Gamers who are typically recruited and tested to become members of the Clan. A Clan can comprise dozens to hundreds of Gamers. Clans often seek out other Clans for more robust and intense competition using FPS games.

Part of our marketing approach is to target Clan Members to register on our WZS website as individuals, and participate in our Matches against individual Gamers and small teams as well as with their Clan[54].

Clan members are often the most competitive and dedicated FPS Gamers. Because Clans compete differently than individuals and small teams, we created a separate set of Matches exclusively for Clans. To our knowledge, we are the only competitive gaming site that offers Matches exclusively for Clans, and we believe that this will be a significant and financially beneficial market differentiator.

Clans take the process of recruitment quite seriously, owing to the highly competitive nature that Clan members have with respect to playing FPS games against their internal members as well as other Clans. Indeed, Clans rate each other in terms of the best Clans (*see*, for example, http//:http://www.top100clans.com/). One such top-ranked Clan is Combat Applications Group™ (CAG). To get a sense of the nature of how the Clans operate, the CAG website provides the following[55]:

> **Prospect**
> A CAG prospect is someone who has been invited to join CAG by a Clan Member after seeing him/her play in a public lobby. Prospects have a slight advantage over a recruit in that they have already been scouted and the clan member or members that invited him to the Clan already liked what they saw. If you are referred to or invited to join the Clan you do not have to go through a try out and you are automatically accepted as an official Clan Member and you receive the rank of Private.
>
> **Recruit**
> A recruit is someone who has asked or requested to join CAG via a recruiting post or by simply visiting our website. All recruits must go through and pass a tryout session with the Clan.
> Recruits must make sure the following requirements are completed:
> Must be registered and submit a clan application
> Must show up for tryouts which are held every Wednesday from 10 a.m. through midnight. (note: times are pacific)
> After tryout is completed, recruits must check in their application to see if they have been accepted into the Clan
> We hold tryouts every Wednesday from 10 a.m. through Midnight.
>
> **REQUIREMENTS**
> Must be (REGISTERED) on our website and submit a Clan Application
> Must be 18 years old (some exceptions apply)
> Must have a working headset
> Must communicate during games
> Must be able to attend Wednesday only tryouts
> If you meet these requirements you may attend tryouts every Wednesday starting at 10 a.m. through Midnight.
>
> **DURING THE TRYOUT WE MAINLY FOCUS ON THE FOLLOWING 2 AREAS:**
> How well you communicate during the match

---

[54] Two of our executives have created one of the more highly respected International Clans for FPS games, GSN Gaming. http://www.gsngaming.com

[55] Combat Applications Group is neither affiliated nor associated with CHI and/or our WZS website. The information provided herein has been obtained from the public website of Combat Applications Group, https://www.cagclan.com/.

If you are willing to follow orders, i.e., moving to a location on the map and holding that position until told to move

SUGGESTIONS AND TIPS
Don't worry about your personal score during matches, with time you will develop into a dominant player especially when playing objective games.

If you have a bad game don't get discouraged, the longer you play with us the better you will get. You are not going to be told you didn't make it into the Clan just because you had a bad game.

Play as many games with the Clan as possible. This will prove to the Clan that you really want to be part of them.

If you are invited to a game respond as quick as possible, not responding to an invite will give us the assumption that you are no longer interested in joining the Clan.

You are not obligated or required to be active on our forums. However, if you want to rank up in the clan you must reach certain posts counts or have a certain amount of time with the clan. You can also find a lot of useful information in our forums. Use the forums to your advantage and to help you rank up faster in the Clan[56].

We believe that recruitment into a Clan is taken quite seriously, with a primary objective being to enhance the quality and skill of the entire Clan. In this context, the Clans provide an opportunity for Gamers to "belong." The power of this concept should not be underestimated. Indeed, as more individuals rely upon the internet for social interactions, being part of a Clan satisfies an innate need, i.e., a desire to socially interact with others. As such, and while many may assume that Gamers are cloistered individuals who retreat from society into a fantasy world, in quite an opposite manner, Gamers have cleverly adopted the social aspects of "being" human to the internet, bounded by the enjoyment, thrill and competition aspects of FPS games that can be derived from participating in FPS games, and in belonging to a Clan.

The social-interactive nature of Clans cannot be emphasized enough with respect to our marketing efforts. While we will target individual Gamers to utilize our WZS website, the Clans provide, in the vernacular, a "target rich environment" where we can secure dozens to hundreds of Gamers at a relatively low cost in terms of recruitment.

One Clan aggregation group, BF4Clans (http://bf4clans.com/) that focuses on worldwide Clans that play Battlefield, has posted a description of our website under "Competitive Wars" as a courtesy to its members. We believe that because many of our Matches are designed exclusively for Clans, something that to our knowledge no other similar site provides, as the word-of-mouth process begins in earnest, more Clans will become involved with our service offering, and as with BF4Clans, essential do some marketing for us to their members.

---

56 *See*, https://www.cagclan.com/

Marketing Advisory Board

We have created a Marketing Advisory Board ("MAB") comprised of three groups whose business involves marketing and who have been retained by us as consultants: Catalyst Strategies, a Palo-Alto-based group (http//www.catalyststrategies.com); IgnitingSolutions, a Bay Area-based group (http//ignitingsolutions.com); and Runningfish, Inc., a San Diego-based group (http//www.runningfish.net). Both Catalyst Strategies and IgnitingSolutions receive stock options from us for their services, while the members of Runningfish are co-Founders in our company and have received "Founder" shares of our Common Stock.[57] We utilize our MAB to help guide us on the development and implementation of marketing initiatives.

WarZone Girls

We have also established a companion website, WarZone Girls. We developed this website based upon data


FREE ISSUE!
THE FIGHT FOR HONOR BEGINS
VOL. 1 ISSUE 1 SPRING 2013

indicating approximately one-half of all PC Gamers are female. We created the WarZone Girls website (located at http://www.warzonegirls.com) to serve as a launch point for our graphic novel series, WarZone Girls. The novels include female protagonists in fictionalized FPS settings based upon a storyline that we believe will be of interest to many female (and male) Gamers. Eventually, and based upon public acceptances and adoption of the storyline, we envision out-licensing rights in and to the concept to game developers to potentially create an FPS game based upon the WarZone Girls. Other types of similar media, including animated cartoons, are also possible. In terms of near-term revenue anticipated to be generated from the WarZone Girls, we expect this to be relatively inconsequential to our business and have therefore not included this in our financial projections.[58] Inside the back cover of every issue of WarZone Girls we include an advertisement for WarZone Secure[59].

Video Advertisement

We have developed several brief video-advertisement/primer introductions to WarZone Secure that are located on the home page of the website. We also include these "primers" and a lengthier video ad on our YouTube™

---

[57] Runningfish is also responsible for the development, maintenance and updating of the WarZone Girls website, for which their compensation is part of the Founder shares issued to the two principals of Runningfish.

[58] All appropriate agreements necessary to secure intellectual property rights, including copyright and "work for hire" agreements, in and to characters and the graphic novels, have been secured by us.

[59] Because of our Joint Development Agreement involving WZG, we do not anticipate producing any more of the graphic novels beyond the 4 that have been issued.

Channel. We secured the services of voice-over professionals (via Super Mackerel) to provide the verbal portion of the primers and advertisement.

Social Interaction

We believe that the social aspect of FPS gaming cannot be understated. FPS Gamers are both highly competitive and highly interactive with one another. Individuals, Small Teams and Clans communicate with each other, and routinely engage in "trash talk" with other Gamers while playing. Gamers seek peer recognition for their skills, scores, etc.[60]

In this regard, our website provides several ways for Gamers to engage with one another, primarily via our community forums, private messenger, and blog. In addition, we also provide a Wall of Fame that lists high scores for individuals, teams and clans, and we plan to publicly announce via press-release type disclosures the key and top gamers on a quarterly or semi-annual basis. We anticipate introducing instructional videos on competitive techniques and strategies beginning in 2015.

These initiatives are designed to keep our customers engaged within our website "world" even when they may not be competing in Matches. To this end, we have issued one such press release based on the winner of the survey-contest mentioned in the previous section[61]. We believe that this type of publicity will differentiate our offerings from potential competitors.

Super Mackerel, Inc.

Super Mackerel, Inc. is a Los Angeles-based multimedia marketing company. We currently own 20% of the equity (on a fully-diluted basis) of Super Mackerel. In exchange for our ownership, we provide in-house agreement and other business consultation and advice. Super Mackerel designed and implemented the current "skin" for our WZS home-page, as well as the initial tutorial videos. We anticipate utilizing Super Mackerel for certain marketing endeavors over the coming years, at a recued price based on our relationship with that organization.

Game Servers

Our customers own or have access to the FPS games that they use. We do not provide dedicated game servers though which Gamers can play the FPS Games. A "game server" is a server that is the authoritative source of events in a multiplayer video game, such as the games that we offer through our website. The server transmits sufficient data about its internal state to allow the connected Gamers to maintain their own accurate version of the game world for display to themselves and other Gamers. These servers also receive and process each Gamer's real-time input. Dedicated servers simulate game worlds without supporting direct input or output, except that required

---

60 This is, in a somewhat "odd" way, reason why cheats and cheaters exist: to create an artificial sense of superior skills.

61 *See* Footnote 16, *supra.*

for their administration. Gamers must connect to the server with separate client programs in order to see and interact with the game. The foremost advantage of dedicated servers is their suitability for hosting in professional data centers, with all of the reliability and performance benefits that entails. Remote hosting also eliminates the low-latency advantage that would otherwise be held by any Gamer who hosts and connects to a server from the same machine or local network. We rely on the service of third party providers for access to their game servers (for which we pay a monthly fee).

One significant issue that affects the quality of internet-based competitive matches is "ping." FPS ping refers to the network latency between a Gamer's computer and the game server. This could be reported quantitatively as an average time in milliseconds, or qualitatively as low ping or high ping. The lower the ping, the better. Having a low ping is always desirable because lower latency provides smoother game play by allowing faster updates of game data. Servers sometimes disconnect a Gamer if the ping is too high and it poses a detriment to others' game play. Numerous factors can affect ping including network protocol engineering, internet connection speed, the quality of a user's Internet service provider and the configuration of firewalls, etc. In our context, ping is also affected by geographical location. For example, if someone is in India, playing on a server located in the United States, the distance between the two is greater than it would be for players located within the US, and therefore it takes longer for data to be transmitted.

We have partnered with a leading game server provider, Nuclear Fallout Enterprises, to host our solutions. We have spoken to several Gamers in Europe who use Nuclear Fallout and have indicated that ping is often not an issue. However, we can, and indeed will, utilize other Gamer Server providers located in other countries if the issue is significant, something that we will be better able to determine as our service offering is more widely utilized.

Nuclear Fallout Enterprises, Inc.

We currently lease several dedicated game servers from Nuclear Fallout Enterprises, Inc. ("NF") on a recurring charge of approximately $1,000 per month. We also lease an additional server for hosting our anti-cheat software and TeamSpeak™ (an on-line system that allows Gamers to communicate with each other during FPS Matches) at annual charge of approximately $500. Gamers, via our website, are connected to a third-party game server (such as those that we lease from NF) in order to play the games online with other Gamers[62].

NF is one of the largest game server providers in North America and has been renting out premium game servers since 2002. NF has a strong focus on both performance and service. NF's game servers are hosted in multiple cities (e.g., Seattle, Los Angeles, Atlanta, San Jose, Chicago, Denver and Washington, DC). All of their servers are owned. A key determinant in selecting NF as our dedicated game server provider, in addition to their personnel, machines and technological innovations, is their rapid customer support and service. Some game server providers assure their clients that they will respond to questions/issues within 24 hours; in our experience, NF does

---

62 CHI also leases a webserver at a cost of approximately $1,200 per year and for one type of FPS game not currently part of our service offering but anticipated to be in the next 6 months, Activision's® Call of Duty: Black Ops™), we are required to utilize Activision sponsored servers at a cost of about $1,000 per year.

so within less than a few hours at most. We believe that this level of service is an important factor in our ability to maintain integrity with our customers in the event of issues, problems or concerns that may result from thee servers. Our current projections are such that after discussion with NF, we believe that as we evolve and accumulate more Gamers to our business, NF will be able to readily accommodate our needs. This approach allows us to marshal our resources towards our business, rather than expending significant capital to purchase our own servers, and to secure a facility suitable for these servers. This allows us to minimize our capital needs without sacrificing the quality of our business or deleteriously impacting the experience of Gamers who utilize our website.

Business Model

Our business model is predicated upon our ability to attract Gamers who already participate in First-Person Shooter games.

Our business is not dependent on attracting Gamers to the games. We anticipate that our customers will overwhelmingly be experienced and active participants in these games. Our goal is to drive Gamers who are already accustomed to playing these games into our virtual arena (the WZS website) based on a recognized value-add. We intend to accomplish this by providing a multiplayer FPS tournament venue focused on creating a "full-circle" gaming experience where Gamers can actively compete in our Matches, engage in social interactions with other Gamers, experience a cheat-free environment with our patent-pending "Win-With-Honor" anti-cheat technologies, be recognized by fellow Gamers, learn FPS Gaming techniques and secure cash and Credit prizes.

Our website provides Matches for both individuals and small teams, and Matches exclusively for Clans. The initial launch will include seven of the most popular FPS titles available. The Matches will be conducted online and will be available worldwide 24/7/365. Because these games are played on the internet and can involve Gamers from around the world, the competitive spirit and resulting emotional attachment to the process already exists. By adding the opportunity to win cash and to secure prizes, CHI believes that the motivation to try, and stay with, our website will exist, driven primarily by making the experience emotionally, competitively and intellectually rewarding.

Our business model ensures that all participants win something every time that they participate. Cash prizes alone may not be sufficient to motivate players to continue using the service in that not every player can win a cash prize. Accordingly, we believe that independent of winning a cash prize, Gamers must sense that they are winning or receiving something of value by participation alone. We believe that this is a key driver to retaining customers: the ability to win something every time they compete. This emotional connectivity is quite often a sufficient motivator to remain with, and actively participate in, an opportunity such as ours. We believe that another value-add is our anti-cheat software which is provided as a function of playing the games via our website.[63] The perceived

---

63 Most anti-cheat software has been developed using a software-based model, whereby the developer attempts to sell that anti-cheat software to individual Gamers. We believe that this approach is not feasible in that,

value in such an approach is clear: Gamers will understand that the anti-cheat software applies to all those playing on our website, thus creating a substantially level playing field. Using this approach, we have designed the process to entice players to participant on a regular basis with the WZS website in order to transform that player from a casual participant into a loyal customer – such transformation almost always leads such customers to recruit other players to join them in the process (so-called "viral marketing").

Our primary goal was is to secure a margin per Match (excluding FreeZone and Standard Matches) of approximately 45%. Our margin for Organized Teams/Clans, are relatively smaller because Clans are the most intense and dedicated FPS competitors, and because Clans are made up of FPS Gamers, such that Organized Teams Gamers are expected to play Organized Teams Matches as well as Individual and Small Team Matches.

Match Types

- ***Individuals and Small Teams***

We segregate our Match types into separate categories based on the seven titles we released at launch, and the types of match-styles that Gamers use for these Matches. Because our website is scalable, as we add more titles, the number of Match-types also increases.

The total number of Gamers per Match needs to be even so that each side has an even number of Gamers (an odd number would give one side an advantage). Our Matches are designed to maximize participant selectivity; as such, we cannot at this time predict which Matches will be used more than others. For purposes of our financial forecast, we have assumed that approximately 12 Gamers will participate in an average Match.

- ***Organized Teams***

The Match-styles described above are also offered to Organized Teams. The difference is with respect to the winners. For Organized Teams Matches, there is one Clan that wins; division of proceeds is determined by the Organized Teams (e.g., the Organized Teams can secure all winning or the Organized Teams can divide among the Clan participants). In terms of the Participation Credits, each Organized Teams member on the side that lost receives Participation Credits. In essence, the amount of Participation Credits is reduced with Organized Teams Matches because only half of the Match participants receive these following a loss.

Entry fees, cash/credit prizes awarded, and participation credits awarded for each level are set forth below[64].

---

as is obvious, unless all Gamers playing at any particular time are using that type of anti-cheat software, nothing prohibits a Gamer from playing and not using the anti-cheat software.

64 Gamers who win cash prizes are given the option of either receiving a cash credit (e.g. to the Gamers PayPal account), or credits in lieu of cash. Credits are never redeemable for cash.

Projected Match Volume, Gamers and Slots

Because our marketing efforts are primarily based on a "viral" approach at launch, we expect the number of Entry-Fee based Matches in 2Q2014 to be modest. We believe that the primary playing time for our Matches will be between Thursday and Sunday evenings, based on Gamer preferences[65]. Our belief is that Gamers who like our service will direct fellow Gamers that they interact with to our website.

Projected Matches equal the total number of Matches we estimate will be played in the specified time period. It is noted that Matches do not equate to numbers of unique Gamers. For that figure, we have estimated the average number of Gamers needed per Match-style to be 12 (i.e. a 6 v 6 Match), and multiplied this by the Projected Matches for that time period. This provides us with the number of "Slots" needed to be filled in that period. A Slot is not a Gamer. If a Gamer players two Matches, that Gamer has occupied two Slots; if the Gamer plays 10 Matches, that Gamer occupies 10 Slots, and so on.

	2014	2015	2016	2017
Projected Matches[66]	35,000	100,000	275,000	375,000
Average Number of Gamers	12	12	12	12
Estimated Slots	405,913	1,159,750	2,899,375	4,349,063

Match Levels
Skill, High Value, Organized Teams Match Participation Mix[67]

With respect to the three Match levels, we anticipate that for the projection periods, the majority of Matches will be Skill Value. This assumption is based on a best estimate predicated upon comparative cost. Because Skill Value entry fees are the lowest of the three entry-fee Match levels, if our assumption is incorrect, i.e. more Gamers play in the other match types, our revenue projections would be expected to increase.

The key differences between Skill and High Value are entry fees and prizes (*see* "Match Prizes" next page).

---

65 We have projected during 2014 that there will be 100,000 FreeZone Matches and 50,000 Standard Matches.

66 Skill, High-Value and Team/Clan Matches.

67 Because FreeZone and Standard provide no or de minimum revenue, and are viewed by us as more of an adoption and marketing approach to attract and secure Gamers to our site, we do not include these in any projections.

	2014	2015	2016	2017
Match Type (Entry Fee)				
Skill Value ($2.50)	90%	88%	86%	84%
High Value ($5.00)	5%	7%	9%	11%
Organized Team ($4.00)	5%	5%	5%	5%

Entry Fees

We have developed our entry fees with an eye towards keeping these modest, with cash prize amounts that are dependent upon the number of participants. Note that we do not anticipate increasing our entry fees during the entire projection period. The weighted average entry fee is based upon the participation mix and the Entry Fees. Stated differently, because we assume that most of our Matches will be Skill based, the weighted average of all entry fees will be closest to the Skill-level entry fee.

	2014	2015	2016	2017
Skill	$2.50	$2.50	$2.50	$2.50
High-Value	$5.00	$5.00	$5.00	$5.00
Organized Team	$4.00	$4.00	$4.00	$4.00
Weighted Average Entry Fee[68]	$2.70	$2.75	$2.80	$2.85

Monthly Spend Per Gamer

In estimating the amount of money that a Gamer will spend per month, we assumed the minimal amount of $20 for almost all Gamers who use our system, with modest increases over the forecast period[69].

The minimum amount of $20 per month was determined based upon our survey data coupled with assumptions about gaming behavior. For most people, especially within our demographic, $20 is a minimal investment to try something that may provide value as a new offering.

---

68 Based, e.g., on the change in estimated usage of these three levels over time.

69 We do not anticipate a Gamer only spending $20 per month on u service offering; indeed, as this represents between on 4 and 8 Matches in total, we believe that in all likelihood, this amount will be much higher per month.

	2014	2015	2016	2017
$20.00	95%	90%	85%	80%
$25.00	5%	8%	11%	14%
$40.00	0%	2%	4%	6%

Monthly Matches Played
Based on Monthly Spend

We have estimated the number of Matches that each Gamer is expected to play per period. The data were derived by dividing the monthly spend per Gamer by the weighted average entry fee; using the monthly spend percentages we then derived a weighted average, equivalent to the weighted number of Matches per Gamer per month, and annualized this for the specified period.

Annualized Matches per Gamer is the projected number of Matches that each Gamer is expected to play.

	2014	2015	2016	2017
$20.00	7.4	7.3	7.1	7.0
$25.00	9.3	9.1	8.9	8.8
$45.00	14.8	14.5	14.3	14.0
Weighted Average	7.5	7.6	7.6	7.7
Annualized (per year) Matches Per Gamer/Per month in [] (rounded up to whole number)	30 [3]	91 [8]	92 [8]	92 [8]

Number of Unique Participants

As noted, the number of required Slots does not equal the number of required Gamers. There are expected to be far more Slots than unique. We estimated the number of unique Gamers that we will need to attract per period by dividing Slots by the estimated number of annualized Matches per Gamer.

	2014	2015	2016	2017
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Annualized Matches Per Games	30	91	92	92
Number of Unique Participants	13,530	12,778	31,687	47,164

Summary

Using the numbers derived from the foregoing, we summarize as follows:

	2014	2015	2016	2017
Projected Match Volume	35,000	100,000	275,000	375,000
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Number of Unique Participants	13,530	12,778	31,687	47,164
Annualized Matches Per Gamer	30	91	92	92
Weighted Entry Fee	$2.70	$2.75	$2.80	$2.85
Gross Revenue[70]	$1,180,125	$3,438,375	$8,419,375	$12,735,000
Net Revenue[71]	$542,361	$1,582,569	$3,818,141	$5,758,336
Net Revenue Margin[72]	46%	46%	45%	45%

For purposes of comparison, Major League Gaming[73], a competitive website that caters to multiple gaming types (primarily sports oriented) publicly indicates that they sponsor 750,000 online matches *each month.* As the foregoing indicates, we anticipate a fraction of this amount for annual match volume, i.e. a penetration rate of les that about 1.0% of the 5,000,000 estimated PC-FPS gamers.

Prizes

In developing our business model, we desired to provide cash prizes to the top three Gamers in each Match (except for Matches with four Gamers), with 3rd Place being equal to the entry fee, and with target margins of 45% - 50%, including the cost of the free participation Credits[74]:

---

70 Weighted Entry Fee multiplied by Number of Unique Participants. Numbers are rounded.

71 Rounded.

72 Estimated.

73 http:// www.majorleaguegaming.com

74 Credits have a par value of $0.005 per Credit.

1	2		3	4	5			6	7	8
Competition Level	**Entry Fee**		**Match Size**	**Gross Entry Fees Per Match Size** (Cash Value)	**Prizes** (Credits/Cash)			**Participation Credits** **Per Non-Credit/Cash Winners** (Total Per Match)	**Gross Prizes Per Match Size** (Credit/Cash Value)	**Gross Margin** **Per Cent**** (Based on Cash Value)
	Credit*	Cash Value			**1st**	**2nd**	**3rd**			
FreeZone *No Cash Prizes available.*	NONE		2v2	NONE	10	5	NONE	NONE	15/$0.08	*Loss of $0.08 per Match****
			4v4		10	5	2		17/$0.09	*Loss of $0.09 per Match****
			5v5		10	5	2		17/$0.09	
			6v6		10	5	2		17/$0.09	
			7v7		10	5	2		17/$0.09	
			8v8		10	5	2		17/$0.09	
			12v12		10	5	2		17/$0.09	
			16v16		10	5	2		17/$0.09	

1	2		3	4	5			6	7	8
	Entry Fee				Prizes					
Competition Level	Credit*	Cash	**Match Size**	**Gross Entry Fees**	**1st**	**2nd**	**3rd**	**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
Standard	50	$0.25								
No Cash Prizes available.			2v2	$1.00	50	15	NONE	NONE	65/$0.33	68%
			4v4	$2.00	50	35	10	NONE	95/$0.48	76%
			5v5	$2.50	75	40	20	10 (70)	205/$1.03	59%
			6v6	$3.00	80	40	25	10 (90	235/$1.18	61%
			7v7	$3.50	80	40	25	10 (110)	255/$1.28	64%
			8v8	$4.00	80	40	25	10 (130)	275/$1.38	66%
			12v12	$6.00	120	60	35	10 (210)	425/$2.13	65%
			16v16	$8.00	160	80	45	10 (330)	615/$3.08	62%
Skill	500	$2.50								
			2v2	$10.00	600/$3.00	300/$1.50	None	50 (100)	1,000/$5.00	50%
			4v4	$24.00	700/$4.25	600/$3.00	500/$2.50	50 (250)	2,050/$10.25	57%
			5v5	$25.00	1,000/$5.00	800/$4.00	500/$2.50	50 (400)	2,700/$13.50	46%
			6v6	$30.00	1,200/$6.00	900/$4.50	650/$3.25	50 (450)	3,200/$16.00	47%
			7v7	$35.00	1,400/$7.00	1,000/$5.00	800/$4.00	50 (550)	3,750/$18.75	46%
			8v8	$40.00	1,750/$8.75	1,250/$6.25	950/$4.75	50 (650)	4,600/$23.00	43%
			12v12	$60.00	2,500/$12.50	1,500/$7.50	1,150/$5.75	50 (1,050)	6,200/$31.00	48%
			16v16	$80.00	4,000/$20.00	2,000/$10.00	1,500/$7.50	50 (1,450)	8,950/$44.75	44%

High Value	1,000	$5.00								
			2v2	$20.00	1,200/$6.00	600/$3.00	None	100 (200)	2,000/$10.00	50%
			4v4	$40.00	1,400/$7.00	1,200/$6.00	1,000/$5.00	100 (500)	4,100/$20.50	49%
			5v5	$50.00	2,000/$10.00	1,600/$8.00	1,000/$5.00	100 (700)	5,300/$26.50	47%
			6v6	$60.00	2,400/$12.00	1,800/$9.00	1,300/$6.50	100 (900)	6,400/$32.00	47%
			7v7	$70.00	2,800/$14.00	2,000/10.00	1,600/$8.00	100 (1,100)	7,500/$37.50	46%
			8v8	$80.00	3,500/$17.50	2,500/$12.50	1,900/$9.50	100 (1,300)	9,200/$46.00	43%
			12v12	$120.00	5,000/$25.00	3,000/$15.00	2,250/$11.25	100 (2,100)	12,350/$61.75	49%
			16v16	$160.00	8,000/$40.00	4,000/$20.00	3,000/$15.00	100 (2,900)	14,900/$74.50	53%
Organized Team (per Team Member)	**Entry Fee**		**Match Size**	**Gross Entry Fees**	**Only One Team Winner**			**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
	800	$4.00								
			2v2	$16.00	2,000/$10.00			50 (100)	2,100/$10.50	34%
			4v4	$32.00	4,000/$20.00			50 (200)	4,200/$21.00	34%
			5v5	$40.00	5,000/$25.00			50 (250)	5,250/$26.25	34%
			6v6	$48.00	6,000/$30.00			50 (300)	6,300/$31.50	34%
			7v7	$56.00	7,000/$35.00			50 (350)	7,350/$$36.75	34%
			8v8	$64.00	8,000/$40.00			50 (400)	8,400/$42.00	34%
			12v12	$96.00	12,000/$60.00			50 (600)	12,600/$63.00	34%
			16v16	$128.00	16,000/$80.00			50 (800)	16,800/$84.00	34%

* 1 Credit = $0.005

** Calculated as follows: [(Col 4 – Col 7)/Col 4] * 100%

*** Although not *de minimus*, CHI believes these relatively small losses per match are akin to marketing, or a "Loss-Leader" approach to attracting and retaining Gamers, who can then be "converted" to the Entry-Fee Competitive Levels. For example, if there were 100,000 Matches at the FreeZone level (representing several tens-of-thousand Gamers playing FreeZone), the cost would be between $8,000 and $9,000 in terms of Credit Value.

We believe that approximately 100,000 FreeZone matches will take place beginning in 2015. We further assume that the average Match size for FreeZone will be approximately 12 Gamers, or 1,200,000. We further estimate that the number of unique participants for these slots will be between 12,000 and 15,000 Gamers. In terms of conversion, we believe that many of these Gamers, if they like and enjoy the WZS service offering, will use any Credits won in FreeZone to participate in Skill level matches.

Some Gamers, we believe, will at first gravitate towards Standard, while others will recognize the benefit of playing in the higher Entry Fee levels where they can win larger prizes. We assume that the conversion rate for those in FreeZone to Standard, Skill and High-Value (Organized Teams compete a bit differently and so for these assumptions we do not include Organized Teams for the conversion) will be approximately 4%, or between 480 and 600 Gamers. If we further assume that these Gamers will also spend an average of about $20 per month, then these "converted Gamers" are estimated to spend in gross entry fees between about $9,600 and $12,000 per month which we believe supports the concept and strategy of FreeZone. And of course FreeZone can continue with this process as our brand is further recognized and the word-of-mouth process with favorably inclined Gamers who like our service offering increases.

Customer Retention

Not every participant can be assured winning a cash prize. Gaming psychology indicates that players who win something tend to be motivated to continue participating in the process – it is not so much the monetary value of the prize as it is the ability to know that a player received something for "free" simply for playing. Using this approach, our model has been developed to include focusing on retaining Gamers even if they do not win cash prizes. We accomplish this by awarding Credits to all Match participants[75]. The credits can be accumulated and redeemed to participate in other Matches. Issued and outstanding Credits will be carried as a liability on our financial statements. The value of each Credit is $.005, equal to the cash cost of purchase. Credits cannot be redeemed for cash. If a Gamer wins a cash prize the Gamer can take this in the Credit equivalent but once that choice is made, the credits cannot then be converted to cash.

Because Credits are primarily used for Match entry fees, the incentive to secure more Credits to derive more benefits is a useful tool to retain customers.

Payments

Customer purchases can be accomplished via credit card, debit card or PayPal®. All cash awards will be processed via PayPal ®. Cash awards may be delayed for up to 48 hours in the event of a disputed match, but otherwise is intended to occur automatically[76].

---

75 Except in FreeZone, and in some Standard Matches.

76 Our model takes into account bad debt generally classified as payments required for recurring purchases and that cannot be made due to an expired or no-longer valid credit card/debit card. Our projections assume bad debt expense of 0.5% per year. As should be intuitively understood, when a charge card cannot be processed for whatever reason, the player does not secure the benefit until a new card is provided. However, for purposes of

Operations and Exit Strategy

The majority of the financing that we intend to raise in this Offering will be directed towards marketing efforts. We believe that marketing can be a key driver to success in that as set forth above, once we acquire a customer, our business model is designed to retain these customers and utilize word-of-mouth recruitment (viral marketing) to secure additional players at no cost to us in terms of customer acquisition.

Our management team has opted to share the risks and rewards with our investors by receiving modest compensation. We believe that this approach more appropriately aligns the interests of the team with our investors.

Operations

Management and key advisers have opted to not receive cash compensation during our three-year development period (actual or deferred), and modest compensation subsequently, as we initiate our operations. In this manner, the Company believes that the team aligns itself with the investment goals of investors.

Name	Title	2014 Compensation[77]	2015 Compensation	2016 Compensation	2017 Compensation
Richard P. Burgoon, Jr.	President and Chief Executive Officer	$72,000	$125,000	$150,000	$200,000
Phillip G. Plourde	Chief Operations Officer	$60,000	$125,000	$150,000	$200,000
R. Scott Lentz	Advisory Controller	$48,000	$60,000	$75,000	$100,000
Michael G. Maguire	Chief Technology Officer	$60,000	$125,000	$150,000	$200,000
Ryan Oxford	Chief Creative Officer	$48,000	$75,000	$100,000	$100,000

We believe that rental costs for operations are projected to be modest. Because the number of employees required to manage the business is low, we estimate, based upon inspection and discussion with office-space holders in this region, that our San Diego are office space expenses will be approximately $15,000 per year. We have

financial projections, "bad debt" must be accrued as such until payment is made, or the player opts out of the system.

77 Projected, and subject to approval by Non-Management members of our Board of Directors. Our budgeting includes, when applicable, 21% of salary for taxes and benefits for employees. These amounts are not included in the base salary numbers indicated in the table.

budgeted approximately $25,000 for general liability[78], Director and Officer and worker's compensation insurance per year.

Exit Strategy

Exit strategy opportunities as potentially include an acquisition of the Company or a public listing on a U.S. or international exchange.

Management and Key Advisers

The following individuals are members of the Company's mangement team:

Name	Title
Richard P. Burgoon, Jr.	President, Chief Executive Officer and Corporate Secretary
Phillip G. Plourde	Chief Operations Officer Member, Board of Directors
R. Scott Lentz	Advisory Controller
Michael G. Maguire	Chief Technology Officer
Ryan Oxford	Chief Creative Officer Member, Board of Directors

Richard P. Burgoon, Jr.
President & CEO; Corporate Secretary

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in 2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

---

[78] General Liability for an Internet based business that secures credit card and other personal information involves types of coverage not usually seen in other businesses, e..g "cyber & privacy" coverage, "privacy breach notification costs" protection, etc.

Phillip G. Plourde
Chief Operations Officer; Member, Board of Directors
Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

R. Scott Lentz
Advisory Controller
Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Michael Maguire
Chief Technology Officer
Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Ryan Oxford
Chief Creative Officer; Member, Board of Directors
Ryan Oxford serves as our Chief Creative Officer and as a member of the Board of Directors to Cyber Holdings, Inc. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the

California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Board of Directors

The following individuals serve as members of the Board of Directors and members of the Board of Director's Compensation and Audit Committees[79] [80]. The Company has secured Directors and Officers Liability (Claims Made Form) Insurance.[81]

Name	Board Committee	
Cate Gilman	Audit, Compensation	Non-Management
Scott G. Hutton	Audit, Compensation	Non-Management
Ryan Oxford	None	Management
Phillip G. Plourde	None	Management
Mark Seremet	Compensation	Non-Management

Cate Gilman
Chair, Board of Directors
Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mark Seremet
Member, Board of Directors
Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as the Chief Strategy Officer at IndiePub Entertainment, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies. From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he

---

79 At the appropriate time the Company Board of Directors will establish an Audit Committee and as required, the members thereof will be non-management members of the Board of Directors.

80 Some investors have questioned why Mr. Burgoon does not serve on the Board of Directors. Mr. Burgoon has a personal view that a CEO should not serve on the BOD because the CEO in effect ends up reporting to "himself". Because the CEO occupies such an important role in terms of overall management, Mr. Burgoon has opted to serve at the discretion and pleasure of the Board of Directors and not comingle his executive duties with the duties required of a Board member. Again, this was a personal decision of Mr. Burgoon and not a requirement placed on him by the Company and/or investors.

81 Secured via Snapp & Associates, Insurance Services, Inc., San Diego CA.

helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Scott G. Hutton
Member, Board of Directors
Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

Marketing Advisory Board

The Company has also created a Marketing Advisory Board to leverage the backgrounds and experiences of multiple groups and individuals with experience in marketing. These groups/individuals provide services to the Company in exchange for Common Stock (Vasey and Louly[82]) and Company stock options (Hayward and Jansen).

Christopher Vasey
Runningfish
Chris is the founder of Runningfish (www.runningfish.net), a San Diego-based web-development and marketing company he began in 2004. Chris and Runningfish provide services for over 200 clients, including universities such as University of San Diego and Alliant University. Runningfish has produced award-winning websites with emphasis on marketing for direct, internet, email, and social media campaigns. Runningfish has successfully provided promotion and assistance in the development and monetary advancement of a variety of companies, from startups to full firms. Prior to founding Runningfish, Mr. Vasey worked in executive level marketing positions at several companies including Creto International, (www.cretoworldwide.com).

Paul Louly
Runningfish
Paul Louly, along with Chris Vasey, serves Co-Chief Marketing Officer to the Company. Mr. Louly is Creative Director at Runningfish where he manages the marketing initiatives for over a dozen established businesses. From concept to execution, he is responsible for quality and effectiveness of any given campaign he helps create. He also helped co-found FluentCreative, a local branding and advertising agency, which has since been absorbed into the Runningfish Team to increase effectiveness. He is also a Co-Director of Marketing for mybarpass.com, a local startup in San Diego. Where he produces and oversees the company's internal and external marketing strategies. Mr. Louly received his Bachelor in Advertising degree from the Art Institute of California-San Diego, graduating

[82] Mssrs. Vasey and Louly also received Common Stock for their development and maintenance of the WarZone Girls website.

with Honors where he received numerous awards, including an Addy® Award in 2009 (the ADDY Awards is the world's largest advertising competition with over 50,000 entries annually).

Trish Hayward
Founder and Managing Partner, Catalyst Strategies
Trish Hayward is a consultant, speaker, and business advisor to companies in the technology and services sectors. Her expertise is driving top-line revenue growth. She works with companies from early stage through F500, including high profile brands such as SAP, Wells Fargo, Charles Schwab, Gannett, Intuit, eBay, Cisco Systems, Yahoo!, AAA, and Citibank. Trish is known for designing practical, market-centric growth strategies and for driving executive teams to alignment and action that lead to market results. In addition to consulting to large businesses, Trish advises companies funded by private equity and venture capital firms including Morgenthaler Ventures, NEA, Kleiner Perkins Caufield & Byers, Draper Fisher Jurvetson, and Sequoia Capital. Trish also lectures on business growth for corporate and early-stage CEO training programs, as well as for masters-level courses at Stanford, American University, and Santa Clara University. Prior to founding Catalyst Strategies, a boutique consulting firm, Trish was a consultant with Booz Allen & Hamilton's New York Strategy Practice and a partner with Marketing Corporation of America, where she served a variety of Fortune 100 consumer-services clients. Trish has held VP-level line management positions, including those at Turner Broadcasting and at Themestream, one of the web's first user-generated content sites, which was funded by Kleiner Perkins and Redpoint Ventures. Trish started her career in high-technology sales with Control Data Corporation. Trish holds a MBA from the Columbia University Graduate School of Business and a BS from the Pennsylvania State University.

Katie Jansen
Founder, Igniting Solutions
With over 10 years of consumer marketing experience, Katie Jansen brings a passion for helping companies achieve their vision by leveraging innovative technologies and digital media to drive strong performance. She is the founder of Igniting Solutions a boutique marketing firm that focuses on providing early to mid stage companies with guidance and execution on marketing and branding strategies that include social media, mobile marketing, demand generation, acquisition and engagement, and all aspects of digital marketing. Igniting Solutions finds creative solutions that deliver the highest return on investment for their clients. That means a unique marketing approach that focuses on strategies that enhance marketing reach and improve user engagement.

Mandy Liu
Many Liu received her BA in Business from the University of Bejing and her MBA from George Washington University, is a highly motivated professional with in depth experience in sales, marketing coordination and customer services. She is skilled in developing and providing marketing and public relations programs that promote events, membership growth and retention to the industry. Mandy is fluent in Mandarin, Cantonese and Japanese.

Use of Proceeds

The Company anticipates using proceeds from this Offering to fund incremental marketing initiatives and for general corporate purposes.

Competition/Potential Partners

The following list is neither intended to be nor represented to be an all encompassing list of products, organizations and entities that offer online tournament forums, anti-cheat software and/or anti-cheat services. This information is set forth for informational purposes, and neither the Company, its employees, consultants or advisors is responsible for the descriptions used with respect to each entity, which were obtained from pubic information provided by the specified company or other publicly available resources. Those with an interest in CHI and/or those who are considering an investment therein may desire to obtain additional guidance and/or information about potential competitors from their legal, financial or other counsel. The order of the following companies and organizations is random and not intended to connate "importance" or "significance."

For information on websites that provide cash rewards for video game matches, we note the following (some of the companies mentioned below are discussed in the reference article material):[83] [84]

Skill Gaming Tournament Sites

Crush Gaming
http://www.crush-gaming.com/
Crush-Gaming is a portal that links gamers of all different skill types together. At Crush-Gaming gamers can compete in many different video game tournament types for real cash prizes.

WorldGaming
http://worldgaming.com/
WorldGaming is a Toronto based site that allows players of popular Xbox and PlayStation console games to challenge other gamers to "Matches" and bet on the outcome. Currently in BETA. (*Note from CHI*: unlike the WarZone Secure site, this site requires Gamers to play through a console).

King
http://www.king.com/
King.com is the world's largest social gaming community that allows users the ability to win cash through fun game-play. King.com hosts more than 100 games and is continually adding more each month. The site offers members bonus cash rewards, the ability to challenge friends and make new ones. Every month, King.com hosts more than 250 million games for members from over 50 different countries. The King.com website is available in 9 languages and 7 currencies. (*Note:* this site primarily provides free Matches, but does have cash-based skill Matches; typically over 100,000 players from around the world are on this site at any given time during the day).

Sharkwaters
http://www.sharkwaters.com/index.php
Sharkwaters.com a UK based skill-gaming site. You can test your skills against fellow gamers competing from around the world for money! Worldwide our gamers join together to chat, coach, and compete for cash. Single or multi-player games for Xbox, PS3.

Gspotgaming
http://www.gspotgaming.com/
Gspotgaming.com, a California based competition site, claiming to be "the place where you make a living playing video games." Gspot gaming supports Nintendo Wii, PC Games, Sony PSP, Xbox and Xbox360.

Jowst
http://jow.st/ *Note: Joust ws acquire before its launch by X-Fire (http://www.xfire.com/)*

---

[83] http://www.betfromanywhere.com/blog/play-for-cash-video-game-tournament-sites-roundup-xbox-playstation-pc-games/

[84] There is no particular importance with respect to the ordering of these organizations and websites, and this is not intended to be an all-inclusive listing. Descriptions are for general informational purposes only and may not be complete or accurate.

According to Jowst via "Crunchbase", "Jowst is a community platform that aims to centralise a players gaming experience, for both casual and competitive gamers it boasts a comprehensive and unique reward and results system that intends to show each player's achievements and losses through their public profile.

Major League Gaming
http://www.majorleaguegaming.com/
According to the company, "founded in 2002, Major League Gaming (MLG) is the dominant media property exclusively targeting tens of millions of consumers worldwide who have a passion for playing video games as a competitive social activity. The company gives aspiring gamers around the world an opportunity to compete, improve their skills, and socialize through a thriving competitive community with more than 750,000 matches each month online and LIVE in-person Pro Circuit Matches in cities nationwide. MLG broadcasts all Pro Circuit play via LIVE streaming online to hundreds of thousands of fans in more than 170 countries.

Beyond Gaming
http://www.beyondgaming.com/
According to the company, Beyond Gaming offers "competitive and casual gamers new ways to enjoy their gaming experience in a safe, secure global platform. Beyond Gaming members can create and manage their own custom matches, Matches and ladders; enhanced with Beyond Gaming's industry-leading automatic results verification system. The site's social network also provides an outlet for all members to connect and communicate, hear the latest industry buzz and earn great rewards in the marketplace. We will be adding more of the hottest games, engaging content and industry first applications to make your user experience truly spectacular. Register at Beyond Gaming, start playing today, and get a head start experiencing all the exclusive features we have."

Compete4ever
http://compete4ever.com/
According to the company, "Compete4ever (Pronounced "Compete Forever") is a pioneering community dedicated to making competitive video gaming (E-Sports) a fun, fair, an overall positive experience for casual and hardcore gamers alike. Compete4ever strives to have our leagues, Matches, and any other associated endeavors reflect that positive experience. With at least a decade, and thousands of seasons worth of competitive gameplay management and participation, Compete4ever's community leaders have long been active in providing high-quality experiences for gamers from all walks of life. Online competitive gaming being an industry valued in the tens of billions of dollars and rising, along with having a global community logging just as many hours online, presents an opportunity to enhance and improve their experiences. Compete4ever's mission is to take on this opportunity with a passion and conviction that is second to none."

Galexy4gamers.com
http://www.galaxy4gamers.com/
According to the company, "Galaxy4Gamers (G4G) is the ultimate competitive video tournament experience for video gamers of all skill levels. Founded in 2009, G4G allows players to create, join, and manage their own Matches with optional cash buy-ins and payouts. Our robust event management platform gives tournament organizers the key tools needed to host competitions and build community." With respect to cheating, the company uses an honor-system approach: "The Galaxy4Gamers team is fully committed to establishing an online community of competitive video gamers without cheaters. We rely on you, the video gaming community, to report cheating. We take every cheating accusation seriously and require proof of cheating, preferably through video evidence. *Galaxy4Gamers recommends all competitive gamers record their video game battles*. [Emphasis added].

Virgin Gaming
http://virgingaming.com/
According to the company, "Virgin Gaming is an online service that facilitates Matches, leagues and ladders for the Xbox 360® and PlayStation®3 video game consoles. Backed by Sir Richard Branson's world renowned Virgin brand, Virgin Gaming acts as a social gaming community for competitive gamers to interact with one another and with brands targeting the gamer demographic. Our world-leading proprietary platform connects to live game data directly from the servers of our game publisher partners to provide real-time results and feedback to our members." With respect to cheating, the company relies on monitoring and player feed-back: Our Virgin Gaming team

constantly monitors site activity and takes any claims of cheating or bad conduct very seriously. Investigations that expose poor gamesmanship can result in a number of outcomes including loss of member reputation, a lifetime ban from Virgin Gaming, or even a public caning."

Pro Gaming Tours
http://www.progamingtours.net/PGT/
According to the company, "**PGT** was launched on June 24 2010, to provide gamers information on eSports The eSport rankings page shows the rank of the most profitable games (for gamers). The highest ranked eSport is the best one to choose if you want to make money as a professional gamer or eSport athlete."

Console Glitches
http://consoleglitches.com/
According to the company, Console Glitches offers "both fun and competitive online gaming for individual players and teams/clans. Joining the site is completely free and once signed up you can enjoy the many features of CG Pro Gaming."

Pro Gamebler
http://www.progamebler.com/
According to the company, Pro Gamebler is "the place for player-to-player video game Matches and heads up challenges for cash prizes! We provide a social network where you can message, instant message and view all of your friend's activity and achievements through your gamers feed. At Pro Gamebler you can put your skills to the test against other members of the community in heads up challenges and multi-player Matches for real cash prizes."

IGN
http://www.ign.com/
"IGN is an entertainment website that focuses on video games, films, music and other media. IGN's Videogame-related channels include PC Games, Wii, Nintendo DS, Nintendo DSi, Nintendo 3DS, iPhone, Xbox 360, PlayStation 2, PlayStation 3, PSP, Xbox Live, Wireless, Retro, and Android games. IGN's corporate parent is IGN Entertainment, which owns and controls separate sites, such as GameSpy, *GameStats*, VE3D, TeamXbox, Vault Network, FilePlanet and AskMen."

Gamer Saloon
http://www.gamersaloon.com/
According to the company, "GamerSaloon.com is the place to compete in online video game Matches and win real money prizes. GamerSaloon.com makes it possible to play your favorite Xbox 360R, PS3R, WiiR and PC games for cash and prizes without ever getting up off the couch. Compete in daily cash Matches for top EA SPORTS titles like FIFA 12, Madden NFL 12, and NHL 12, plus NBA 2K12, the best racing games, shooters and more. GamerSaloon offers multiplayer Matches, clan Matches and head to head Matches. This is online competitive gaming at its best for players of all skill levels."

Enemy Down
http://www.enemydown.co.uk/
According to the company, "Enemy Down is the UK's biggest online gaming community. Here, you can join or create a clan of players to challenge some of the UK's best gamers at some of the most popular FPS [first person shooter] games available."

Call of Duty Elite
Activision
According to a May 2011 article by MSNBC.com, " 'Call of Duty: Elite' will be a PC and mobile service that lets players track their stats, compete for real and virtual prizes, and form both social and gaming groups with players from across multiple "CoD" [Call of Duty] games." The article authors were able to assess the beta version and described the "competition/tournament" portion of Call of Duty Elite as follows: The most promising and potentially impactful part of "Elite" is the Compete section. It has the potential to turn a fervent fan's weekly (or daily) after-work, after-school "Call of Duty" multiplayer sessions into what will essentially be participation in a season of

"CoD" played as game show or sport. A Program Guide in the Events page will list upcoming challenges. Some challenges will involve uploading videos or screenshots that meet certain contest criteria. So-called Lone Wolf Operations will challenge players to perform certain one-off feats in multiplayer —say, a set number of kills in a game mode that day — and could, the Activision people who showed us "Elite" said, win a player anything from an in-game badge to a real Jeep. The grander Events will pit players against each other in weeks-long Matches that are set up for "CoD" gamers at different levels of skill. These competitions will offer both digital and real prizes - everything from digital trophies and badges to a new Jeep."[85]

DMW International LTD
http://www.dmwpro.com/
According to DMW International LTD, the organization "introduces a whole new experience into online gaming. DMW International Limited has produced a state of the art anti cheat solution, namely DMW Anti Cheat. The Anti Cheat has been developed in such a way so it has the ability to be compatible with any online multiplayer game. DMW Anti Cheat gives customers the piece [sic, "peace"] of mind they have desired for so long, providing a cheat free environment for all the games that DMW Anti Cheat currently support. DMW Anti Cheat is coded by experienced programmers that ensure top quality software releases at all times. The Anti Cheat package consists of two pieces of software, namely DMW Client and DMW Scanner. The Client part of the software is absolutely 'free of charge' and when installed on a users home PC it will monitor for any cheats being ran alongside a game or cheats being introduced whilst playing, this will stop players gaining an unfair advantage over other online players and stamp out cheats."

Evan Balance, Inc.
http://www.evenbalance.com/
According to Evan Balance, Inc., the organization "spearheads the effort to fight cheating in the online multiplayer gaming industry. Our flagship product, PunkBuster™, spawned the Anti-Cheat movement in online gaming several years ago and was the first system proven effective against cheating in online games. Our PunkBuster™ Anti-Cheat software technology and services combat online cheating in some of the most popular games being played over the internet today. We also serve the online gaming communities that surround the games we support by keeping in direct contact with players, server administrators and league officials always watching for new developments in the "online game cheating world".

X-ray Anti Cheat
TNWA Group
http://www.xraygaming.com/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "X-ray Anti-Cheat is a program designed to catch and eliminate cheaters in online games. X-ray is a client-side application, running on your machine and offering protection to you and your team-mates in online leagues and Matches. It allows you to check for cheaters in any match you have played by viewing screenshots of their matches on xraygaming.com. X-ray uses state-of-the-art methods to protect you and your online gaming experience. It will periodically take screenshots of what you are seeing in-game, and will scan for known cheats and bad processes in the background to help with cheat detection. When you are finished playing your game, X-ray will upload these screenshots to our servers, where our experienced admin team and massive userbase will help catch cheaters by reviewing screenshots and 'flagging' them if they appear suspicious. If found and proven to be cheating, the users' game identifier (either a Steam ID, a GUID or CD-Key) is banned from all group sites and any partner leagues, ensuring you play in a cheat-free and safe environment. X-ray Anti-Cheat is a smart and interesting Windows XP and Vista anti-cheat system for multiple games."

Clean DoD
http://www.cleandod.com.br/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "CleanDoD is a very useful and reliable anti-cheating software. It supports almost all online games. This smart utility will prevent you or, specially, other

---

85 http://www.callofduty.com/elite/faq

players to use cheating codes or third party programs while playing your favourite online game." *Please Note*: the company is based in Brazil and the web-site is not set forth in the English language.

SK Gaming Arena
http://arena.sk-gaming.net/
According to the organization, "SK Gaming Arena is a new and exciting way for you to play online games for real money, on PC, Console (Xbox 360/Playstation 3) and in Arcade Games."

Steam
http://store.steampowered.com/
According to Valve, the creator of Steam (http://www.valvesoftware.com/company/index.html), Steam is "the world's largest online gaming platform. Steam turns any PC or Mac into a gaming powerhouse by providing instant access to a huge library of titles, and by automatically keeping a user's games completely up to date. With an active user-base of over 30 million, Steam also connects gamers with each other, making it easy to find friends, keep track of each other's gaming activity, and easily play games together."

Madden Online Money League
http://moneysleague.com/
According to the website, "Madden Online Money Leagues was established to develop online video game skilled-based competitions around the world. These competitions are designed to allow competitors who have long played in local Matches for points or just plain bragging rights to actually battle head to head for prize money. Our mission is to provide an outlet for young & older adults to engage in a positive form of entertainment."

FraggedNation
http://www.fraggednation.com/index.php
According to the site, "FraggedNation is a social, competitive gaming community focused on providing a fair and fun location for competing. You can choose to play inside of a seasonal ladder, multiple sponsored Matches or events, create your own competition, "Prove-it" Scheduled Clan Battles, or even 1v1 Style "Battle Box" matches. Your abilities are endless, it is completely up to your wants and needs. *** FraggedNation offers you the ability to play on multiple platforms, including: XBOX 360, PS3, PC, Wii, and OnLive.

Disclaimer

"Cyber Holdings", "WarZone Secure", "WarZone Girls", "Win With Honor", "WZS" and "WZG" are trademarks of the Company, with "WarZone Secure" and "WarZone Girls being Registered United States Trademarks. Activision, Microsoft, Call of Duty, GenSpera, Inc., DMW International LTD, Evan Balance, Inc., TNWA Group, Enemy Down, Clean DoD, SK Gaming Arena, Steam, Valve and the entities that own and/or control such entities are not involved with the Company, nor have they been asked to comment upon or endorse this Memorandum or the Company or any of its strategic or business initiatives. Trade names and trademarks of third-party companies are believed to be owned or controlled by the associated company. Reference to third-party organizations in this Memorandum, unless designated or identified as otherwise, are for informational purposes only.

A. EXIT STRATEGIES

The term of the Investment detailed in this offering is uncertain. The Company anticipates that shareholder liquidity will be derived from a) internal operations; b) trade sale; or c) a public listing on a U.S. or international exchange.

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,100,000

Company Structure

- Private early stage Online Gaming Technology Company.
- Delaware Stock Corporation (Formed June of 2011).
- THIRTY MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- ELEVEN MILLION FIVE HUNDRED EIGHTY THREE THOUSAND FIVE HUNDRED TWENTY FIVE Shares of Common Stock Issued and Outstanding, including the NINE MILLION ONE HUNDRED THOUSAND shares of Common Stock issued with this Offering and up to FIVE HUNDRED SEVENTY THREE THOUSAND THREE HUNDRED AND ONE shares of Common Units issued to Alternative Securities Markets Group in conjunction with this Offering.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 9,100,000 Common Stock Units at a fixed price of $0.25 per Common Stock Unit. The Company is offering a $0.04 Discount for Common Stock Shares 1 to 2,750,000, and a $0.02 Discount for Common Stock Shares 2,750,001 to 6,000,000, with all Units having a par value $0.0001.

Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Gaming Technology Business Operations. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

G. Common Stock

Upon the sale of the maximum number of Common Stock from this Offering, the number of issued and outstanding Common Stock of the Company's Common stock will be held as follows:

o Current Shareholders	61.8%
o New Shareholders	38.2%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

I. Company Share Purchase Warrants

The Company has 1,578,337 outstanding warrants for the purchase of shares of the Company's Common Stock.

J. Company Stock Options

The Company has issued 1,898,900 stock options to current and/or past employees or consultants.

K. Company Convertible Securities

The Company may be required to make payments to specified investors of $94,000 in 1Q2015. This possible repayment is for certain investors who invested in the Company's first Unit sale in March 2013, each Unit consists of Common Stock, Warrants to purchase Common Stock, and a non-interest bearing Note. A total of 14 Units were sold in that financing round. The Company, in its sole and exclusive discretion, can opt to repay the Notes as set forth below, or issue additional Common Stock to the Holders of the Notes as set forth below; if the Company opts to repay the Notes, then each Note Holder has the option to use the cash repayment to exercise the underlying Warrants from each Unit with an enhanced "value" for the Note, as set forth below:

On or before March 1, 2015, the Company can provide to the 14 purchasers of the Units one of the following two options:

Option 1: Cash Repayment

1a) For Units 1-5: $8,000 per Unit in cash, under a non-interest bearing Note ($40,000 total), and

1b) For Units 6-14: $6,000 per Unit in cash, under a non-interest bearing Note ($54,000 total),

This represents a total possible cash-repayment due under the Notes of $94,000. Units 6-14, by agreement, are to be repaid before Units 1-5 Note holders, also by agreement.

If the Company selects Option 1, then the Holders have the opportunity to take the repayment in cash, or use it to exercise the Warrants, as follows:

- Each Unit 1-14 includes 71,667 Warrants to purchase up to 71,667 shares of Common, each Warrant having a 5 year term/acquisition call and a strike price of $0.18/warrant;
- In the event that the Company agrees to re-pay the Note in cash under Option 1, Holders of each Note have the opportunity to receive an enhanced value for the Note which, if chosen, must be used as follows:
    - Units 1-5: the cash-in value of the Note shall be increased from $8,000 to $10,000 but the $10,000 must be used to exercise 100% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 71,667 Warrants at $0.18/Warrant is $12,900.06 such that a Unit 1-5 Holder who obtains the $10,000 must use that money, plus an additional $2,900.06, to exercise 100% of the Warrants, and
    - Units 6-14: the cash-in value of the Note shall be increased from $6,500 to $8,000 but the $8,000 must be used to exercise at least 75% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 75% of 71,667 Warrant (53,571 Warrants) at $0.18/warrant is $9,642.78 such that a Unit 6-15 Holder who obtains the $7,500 must use that money, plus at least an additional $2,142.78, to exercise at least 75% of the Warrants;

OR

Option 2: Non-Cash Repayment, Issuance of Additional Common Stock

1a) For Units 1-5: an additional 71,667 shares of Common Stock per Unit (358,335 Common Stock shares in total), and

1b) For Units 6-14: an additional 35,834 shares of Common Stock per Unit (322,506 Common Shares in total)

If the Company elects to utilize Option 2, a total of 680,841 shares of Common Stock will be issued to holders of these Units 1-14.

The selection by the Company of which Option to utilize shall be based upon the financial and business circumstances of the Company on or near the time the Notes are due (March 1, 2015).

L. Stock Option Plan

The Company's 2011 Stock Option Plan reserved for issuance 2,500,000 shares of Common Stock, of which 1,898,900 options to purchase 1,898,900 shares of our Common Stock purchase have been issued to members of the Management Team, Directors, advisers and consultants. If another plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

M. Reporting

The Company will furnish investors with quarterly unaudited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send investors quarterly unaudited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

N. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

O. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 9,100,000 Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (Four Hundred Seventy-Six Thousand One Hundred Ninety Common Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Cyber Holdings, Inc.

The Company	Cyber Holdings, Inc. is a Delaware Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on pages <u>**61 and 76**</u> of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.
The Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 9,100,000 Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (Four Hundred Seventy-Six Thousand One Hundred Ninety Common Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish unaudited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently utilizes office spaces at 11626 Timberlake Drive San Diego California 92131. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Richard P. Burgoon, Jr.	***President & Chief Executive Officer***

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in

2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Mr. Phillip G. Plourde — ***Chief Operations Officer***
Member, Board of Directors

Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

Mr. R. Scott Lentz — ***Advisory Controller***

Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Mr. Michael Maguire — ***Chief Technology Officer***

Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Mr. Ryan Oxford — ***Chief Creative Officer***
Member, Board of Directors

Mr. Oxford serves as Chief Creative Officer and a Member of our Board of Directors. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Ms. Cate Gilman — ***Chair, Board of Directors***

Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mr. Mark Seremet — ***Member, Board of Directors***

Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as Chief Strategy Officer at IndiePub, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies. From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Mr. Scott G. Hutton — ***Member, Board of Directors***

Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

Mr. Steven J. Muehler — ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund. Mr.

Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies.

Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology. Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Cyber Holdings, Inc. as listed above, except for Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Cyber Holdings, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. One of our shareholders and co-founder, Barry M. Soper, is the father-in-law of our Chief Operations Officer, Mr. Plourde. To the best knowledge of the Company, the relationship between Mr. Soper and Mr. Plourde is good, and neither coordinates their activities with respect to the operations or management of the Company. Aside from his stock ownership, Mr. Soper has no other relationship with or influence over the Company.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Cyber Holdings, Inc. will be entitled to receive annual compensation as follows:

Mr. Richard Burgoon, Jr., Chief Executive Officer	$72,000
Mr. Phillip G. Plourde, Chief Operations Officer	$60,000
Mr. R. Scott Lentz, Advisory Controller	$48,000
Mr. Michael Maguire, Chief Technology Officer	$60,000
Mr. Ryan Oxford, Chief Creative Officer	$48,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,305,000 Shares (14.7%) Preferred Stock: No Shares	Common Stock: 2,305,000 Shares (11.14%) Preferred Stock: No Shares
Nipoj & Kamilla Pamprome Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,375,000 Shares (15.2%) Preferred Stock: No Shares	Common Stock: 2,375,000 Shares (11.48%) Preferred Stock: No Shares
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,900,000 Shares (12.1%) Preferred Stock: No Shares	Common Stock: 1,900,000 Shares (9.19%) Preferred Stock: No Shares
Mr. Barry M. Soper Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,345,000 Shares (8.6%) Preferred Stock: No Shares	Common Stock: 1,345,000 Shares (6.5%) Preferred Stock: No Shares
Ms. Kathy Pennington Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,200,000 Shares (7.7%) Preferred Stock: No Shares	Common Stock: 1,200,000 Shares (5.8%) Preferred Stock: No Shares

Alternative Securities Markets Group Corporation Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 571,300 Shares (5.0%) Preferred Stock: No Shares

(1) See pages 6 and 7 of this document for further detail.

ITEM 11. SECURITIES BEING OFFERED.

Common Stock

A maximum of NINE MILLION ONE HUNDRED THOUSAND Common Stock Units are being offered to the public at a fixed price of $0.25 per Common Stock Unit. The Company is offering a $0.04 Discount for Common Stock Shares 1 to 2,750,000, and a $0.02 Discount for Common Stock Shares 2,750,001 to 6,000,000. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock") and 5,000,000 shares of Preferred Stock. As of October 1, 2014, 11,583,525 shares of Common Stock were issued and outstanding; NO SHARES of Preferred Stock have been issued or are outstanding. Upon the completion of this Offering, 20,683,525 shares of Common Stock will be issued and outstanding (including up to a maximum of 571,301 to Alternative Securities Markets Group in conjunction with this offering; see pages 6 and 7 of this document for detail).

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.* None

(c) *Other Debt Securities.* In conjunction with the first financial raise conducted by the Company, the Company entered into certain Notes with these investors which at the Company's sole and exclusive discretion may obligate the Company to repay a total of $94,000 in the third quarter of Q2015.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of October 1, 2014, there were 11,583,525 shares of our Common Stock outstanding, which were held of record by approximately 33 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of October 1, 2014 there were no shares of our Preferred Stock outstanding.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Appendix A
Capitalization

The following table sets forth beneficial ownership information of our common stock at June 30, 2014 for each person known to us to be the beneficial owner of more than 2% of our common stock; our management; our directors; and all of our management and directors as a group.

Beneficial ownership assumes exercise of all issued options and warrants and the issuance of remaining options available under our 2012 Plan.

Pro Forma ownership assumes issuance of 9,671,301 shares of common stock after a fully-subscribed offering.

	Common	Warrants	Options	Total	Percent	Pro Forma Percent
Phillip G. Plourde	2,055,000	-	250,000	2,305,000	14.7%	9.1%
Nipoj and Kamilla Parnprome	2,375,000	-	-	2,375,000	15.2%	9.4%
Richard P. Burgoon, Jr.	1,506,666	143,334	250,000	1,900,000	12.1%	7.5%
Barry M. Soper	1,273,333	71,667	-	1,345,000	8.6%	5.3%
Kathy Pennington	1,200,000	-	-	1,200,000	7.7%	4.7%
Michael Maguire	500,000	-	250,000	750,000	4.8%	3.0%
R. Scott Lentz	250,000	-	250,000	500,000	3.2%	2.0%
Mandy Liu On Behalf Of Yanhong Wu	159,999	215,001	-	375,000	2.4%	1.5%
Paul A. Waalkes, Jr. and Dorothy H. Waalkes	186,666	186,666	-	373,332	2.4%	1.5%
Ryan Oxford	-	-	350,000	350,000	2.2%	1.4%
Cate Gilman	-	-	100,000	100,000	0.6%	0.4%
Mark Seremet	-	-	100,000	100,000	0.6%	0.4%
Scott Hutton	-	-	100,000	100,000	0.6%	0.4%
Subtotal	9,506,664	616,668	1,650,000	11,773,332	75.2%	46.5%
All others	2,076,861	961,669	248,900	3,287,430	21.0%	13.0%
Options available for issuance			601,100	601,100	3.8%	2.4%
Subtotal	2,076,861	961,669	850,000	3,888,530	24.8%	15.3%
Total	11,583,525	1,578,337	2,500,000	15,661,862	100.0%	61.8%
All Management	4,311,666	143,334	1,350,000	5,805,000	37.1%	22.9%
All Management and Directors as a Group	4,311,666	143,334	1,650,000	6,105,000	39.0%	24.1%

END OF APPENDIX A

Appendix B
Government Regulation Information

While the Company does not believe that its WZS website and Matches involve online "gambling", individuals or entities interested in CHI and a possible investment should consult with their attorney and advisers with respect to potentially applicable online "gaming" laws. Although not definitive or endorsed by CHI, a compilation website developed by Chuck Humphrey may be found at http://www.gambling-law-us.com/. Mr. Humphrey is neither associated with CHI nor has he been contacted or retained to provide any legal, business, regulatory or other guidance with respect to CHI and its WZS website.

CHI is based in California, and California Penal Code Section 318 et seq. generally involves information regarding online gambling. The following sections are provided for informational purposes only:

> **Penal Code Sec. 330a.** Every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building owned, leased or occupied by him, or under his management or control, any slot or card machine, contrivance, appliance or mechanical device, upon the result of action of which money or other valuable thing is staked or hazarded, and which is operated, or played, by placing or depositing therein any coins, checks, slugs, balls, or other articles or device, or in any other manner and by means whereof, or as a result of the operation of which any merchandise, money, representative or articles of value, checks, or tokens, redeemable in, or exchangeable for money or any other thing of value, is won or lost, or taken from or obtained from such machine, when the result of action or operation of such machine, contrivance, appliance, or mechanical device is dependent upon hazard or chance, and every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building, owned, leased or occupied by him, or under his management or control, any card dice, or any dice having more than six faces or bases each, upon the result of action of which any money or other valuable thing is staked or hazarded, or as a result of the operation of which any merchandise, money, representative or article of value, check or token, redeemable in or exchangeable for money or any other thing of value, is won or lost or taken, when the result of action or operation of such dice is dependent upon hazard or chance, is guilty of a misdemeanor, and shall be punishable by a fine not less than one hundred dollars ($100) nor more than one thousand dollars ($1,000), or by imprisonment in the county jail not exceeding six months, or by both such fine and imprisonment.
>
> *Penal Code Sec. 330b.*
>
> *Possession or keeping of slot machines or devices.*
>
> (a) It is unlawful for any person to manufacture, repair, own, store, possess, sell, rent, lease, let on shares, lend or give away, transport, or expose for sale or lease, or to offer to repair, sell, rent, lease, let on shares, lend or give away, or permit the operation, placement, maintenance, or keeping of, in any place, room, space, or building owned, leased, or occupied, managed, or controlled by that person, any slot machine or device, as defined in this section.
>
> It is unlawful for any person to make or to permit the making of an agreement with another person regarding any slot machine or device, by which the user of the slot machine or device, as a result of the element of hazard or chance or other unpredictable outcome, may become entitled to receive money, credit, allowance, or other thing of value or additional chance or right to use the slot machine or device, or to receive any check, slug, token, or memorandum entitling the holder to receive money, credit, allowance, or other thing of value.

(b) The limitations of subdivision (a), insofar as they relate to owning, storing, possessing, or transporting any slot machine or device, do not apply to any slot machine or device located upon or being transported by any vessel regularly operated and engaged in interstate or foreign commerce, so long as the slot machine or device is located in a locked compartment of the vessel, is not accessible for use, and is not used or operated within the territorial jurisdiction of this state.

(c) The limitations of subdivision (a) do not apply to a manufacturer's business activities that are conducted in accordance with the terms of a license issued by a tribal gaming agency pursuant to the tribal-state gaming compacts entered into in accordance with the Indian Gaming Regulatory Act (18 U.S.C. Sec. 1166 to 1168, inclusive, and 25 U.S.C. Sec. 2701 et seq.)

(d) For purposes of this section, "slot machine or device" means a machine, apparatus, or device that is adapted, or may readily be converted, for use in a way that, as a result of the insertion of any piece of money or coin or other object, or by any other means, the machine or device is caused to operate or may be operated, and by reason of any element of hazard or chance or of other outcome of operation unpredictable by him or her, the user may receive or become entitled to receive any piece of money, credit, allowance, or thing of value, or additional chance or right to use the slot machine or device, or any check, slug, token, or memorandum, whether of value or otherwise, which may be exchanged for any money, credit, allowance, or thing of value, or which may be given in trade, irrespective of whether it may, apart from any element of hazard or chance or unpredictable outcome of operation, also sell, deliver, or present some merchandise, indication of weight, entertainment, or other thing of value.

(e) Every person who violates this section is guilty of a misdemeanor.

(f) Pinball and other amusement machines or devices, which are predominantly games of skill, whether affording the opportunity of additional chances or free plays or not, are not included within the term slot machine or device, as defined in this section.

Penal Code Sec. 337t.

The following definitions govern the construction of this Section[:]

f) "**Gambling game device**" means any equipment or mechanical, electromechanical, or electronic contrivance, component or machine used remotely or directly in connection with gaming or any game which affects the result of a wager by determining win or loss. The term includes any of the following:

(1) A slot machine.

(2) A collection of two or more of the following components:

(A) An assembled electronic circuit which cannot be reasonably demonstrated to have any use other than in a slot machine.

(B) A cabinet with electrical wiring and provisions for mounting a coin, token, or currency acceptor and provisions for mounting a dispenser of coins, tokens, or anything of value.

(C) A storage medium containing the source language or executable code of a computer program that cannot be reasonably demonstrated to have any use other than in a slot machine.

(D) An assembled video display unit.

(E) An assembled mechanical or electromechanical display unit intended for use in gambling.

(F) An assembled mechanical or electromechanical unit which cannot be demonstrated to have any use other than in a slot machine.

(3) Any mechanical, electrical, or other device that may be connected to or used with a slot machine to alter the normal criteria of random selection or affect the outcome of a game.

(4) A system for the accounting or management of any game in which the result of the wager is determined electronically by using any combination of hardware or software for computers.

(5) Any combination of one of the components set forth in subparagraphs (A) to (F), inclusive, of paragraph (2) and any other component that the commission determines, by regulation, to be a machine used directly or remotely in connection with gaming or any game which affects the results of a wager by determining a win or loss.

Many states follow what is referred to as the Dominant Factor Test when determining whether games involving money or prizes are games of skill, which are not considered gambling in general, or games of chance, which are considered gambling in general. The Dominant Facto Test can be described as follows:

> "'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test."

http://www.gambling-law-us.com/State-Law-Summary/

Although neither intended nor presented as definitive or predictive, the California Supreme Court has set forth its views on this test:

> "The term 'game of chance' has an accepted meaning established by numerous adjudications. Although different language is used in some of the cases in defining the term, the definitions are substantially the same. *It is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill.* The test is not whether the game contains an element of chance or an element of skill but which of them is the *dominating factor* in determining the result of the game."

In re Allen, 27 Cal.Rptr. 168 at 169, 59 Cal.2d 5 at 6(Cal., 1962) Emphasis supplied.

The California Supreme Court has also indicated in a case involving pinball machines in which the California Supreme Court agreed that the machines in question predominately involved skill over chance, that:

> "Whether a game is a game of skill or a game of chance depends on which factor predominates, and this is a question of fact for the trial court [citation omitted]".

Cossack v City of Los Angeles, 114 Cal.Rptr.460 (1974)

Lower courts in California have noted that "the 'domination' standard is a well-settled test in California." *Bell Gardens v. Dept of Justice*, 42 CalRptr.2d 730 (Cal.App. 2 Dist 1995). *Knowles v. O'Connor*, 71 Cal.Rptr 879, 881 (Cal.App. 4 Dist 1968), citing *In re Allen*, noted that "[t]he term 'game of skill' has a reasonably ascertainable meaning." Recently, a US Federal Court rules that poker was "predominantly a game of skill" and therefore not covered by Illegal Gambling Business Act (IGBA), 18

U.S.C. § 1955. *United States v. Lawrence DiCristina*, 546 F.2d 419 (3rd Cir. 2012). In his decision, Judge Weinstein noted that an expert witness for the defense "has shown persuasively that skilled players will predominate over the less skilled in a relatively short time," supporting his ultimate findings about the question of skill versus chance. Although we do not analogize the games played on our website with poker, it is noted that if a Federal Court has held that poker, which most people associate with "pure" gambling, is a game of skill, we believe that any other legal authority understanding and accepting this decision would conclude that the FPS games played on our website are much more skill-oriented than even poker.

END OF APPENDIX B.

Appendix C

FINANCIAL STATEMENTS

Balance Sheets
Years ended December 31, 2012 and 2013, and the year to date period ended June 30, 2014

	2014 YTD June	2013	2012
ASSETS			
Cash	$3,396	$45,851	$2,217
TOTAL ASSETS	$3,396	$45,851	$2,217
LIABILITIES			
Accounts Payable	$1,888	$1,888	$1,539
Convertible Notes	$94,000	$94,000	$94,000
TOTAL LIABILITIES	$95,888	$95,888	$95,539
STOCKHOLDERS' EQUITY			
Common stock	$1,158	$1,158	$1,065
Additional Paid in Capital	$366,036	$299,115	$22,238
Retained Earnings	-$350,310	-$116,625	$0
Current Year Profit	-$109,377	-$233,685	-$116,625
Total Stockholders' Equity	-$92,492	-$50,037	-$93,322
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,396	$45,851	$2,217

Income Statements
Years ended December 31, 2012 and 2013, and the year to date period ended June 30, 2014

	2014 YTD June	2013	2012
Revenues:	$0	$0	$0
Expenses:			
Cost of Revenue	$0	$0	$0
Research and Development	-$65,626	-$140,211	-$69,975
Sales and Marketing	-$24,063	-$51,411	-$25,657
General and Administrative	-$19,688	-$42,063	-$20,992
Total Expenses	-$109,377	-$233,685	-$116,625
Net Income (Loss)	-$109,377	-$233,685	-$116,625

Statements of Cash Flows
Years ended December 31, 2012 and 2013, and the year to date period ended June 30, 2014

	2014 YTD June	2013	2012
Cash flows from operating activities			
Net income (loss)	-$109,377	-$233,685	-$116,625
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	$64,672	$102,965	$4,313
Change in assets and liabilities:			
Accounts Payable	$0	$349	$1,539
Net cash provided by (used in) operating activities	-$44,705	-$130,371	-$110,773
Net cash provided by (used in) investing activities	$0	$0	$0
Cash flows from financing activities			
Proceeds from Stock Issuance	$0	$162,525	$18,990
Proceeds from Debt Financing	$0	$0	$94,000
Exercise of Warrants and Options	$2,250	$11,480	$0
Net cash provided by (used in) financing activities	$2,250	$174,005	$112,990
Net increase (decrease) in cash	-$42,455	$43,634	$2,217
Cash, Beginning of Period	$45,851	$2,217	$0
Cash, End of Period	$3,396	$45,851	$2,217

Statements of Stockholders' Equity
Years ended December 31, 2012 and 2013, and the year to date period ended June 30, 2014

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders Equity
	Shares	Amount			
Balance at January 1, 2012	-	$0	$0	$0	$0
Issuance of common stock	9,900,000	$990	$0		$990
Issuance of common stock for cash	746,662	$75	$17,925		$18,000
Issuance of stock warrants in connection with issuance of common stock			$702		$702
Stock compensation expense			$3,610		$3,610
Net loss				-$116,625	-$116,625
Balance at December 31, 2012	10,646,662	$1,065	$22,238	-$116,625	-$93,322
Issuance of common stock for cash	574,999	$57	$162,443		$162,500
Issuance of stock warrants in connection with issuance of common stock			$13,780		$13,780
Stock options exercised	104,364	$10	$11,470		$11,480
Issuance of common stock for services performed	250,000	$25			$25
Stock compensation expense			$89,185		$89,185
Net loss				-$233,685	-$233,685
Balance at December 31, 2013	11,576,025	$1,158	$299,115	-$350,310	-$50,037
Stock compensation expense			$64,672		$64,672
Stock options exercised	7,500	$1	$2,249		$2,250
Net loss				(109,377)	-$109,377
Balance at June 30, 2014	11,583,525	$1,158	$366,036	-$459,687	-$92,492

Notes to Unaudited Financial Statements

1. Nature of Operations and Significant Accounting Policies

Nature of Business

Cyber Holdings, Inc. (the "Company") was incorporated in the State of Delaware on June 30, 2011. The Company is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) worldwide matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com.

Fiscal Year

Our fiscal year ends December 31. References to fiscal 2013, for example, refer to the year ended December 31, 2013.

Use of Estimates

The Company's unaudited financial results for the fiscal years ended December 31, 2012, December 31, 2013 and fiscal year-to-date June 30, 2014 are presented in conformity with accounting principles generally accepted in the United States of America. This presentation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents are maintained at one financial institution and consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at fair value.

Fair Value

The carrying amounts of cash and cash equivalents and accounts payable approximate fair value due to the relatively short-term maturities and are classified as short-term assets and liabilities in the accompanying balance sheets.

Research and Development Expenses

Research and development expenses consist primarily of consulting fees for third party developers and software and hardware costs associated with the development of the Company's online platform. The Company expenses software development costs as incurred.

Advertising Expenses

Advertising expenses are expensed as incurred and included in selling and marketing expense.

2. Significant Balance Sheet Components

Financing Arrangements

In 2012, the Company raised $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. The aggregate amount of Common Stock issued in conjunction with the 2012

Unit sales was 746,662 shares. The aggregate amount of Warrants issued in conjunction with the 2012 Unit sales was 1,003,338 (each Warrant exercisable at $0.18 per share, for a period of five years). The aggregate amount of Notes Payable in conjunction with the 2012 Unit sales was $94,000. Each Note is payable on or before March 1, 2015. At the Company's sole discretion, the Notes can be repaid in cash or in Company stock. In the event that the Company elects to repay the Notes in Company stock, the following issuances will occur:

(1) 71,678 shares of Common Stock, par value $0.0001 (with a per-share valuation of $0.11) for each of Notes 1-5 for a total number of shares of 358,390 Common Shares, par value, $0.001 per share, and

(2) 35,834 shares of Common Stock, par value $0.0001 (with a per-share valuation of $0.167) for each of Notes 6-14 for a total number of shares of 322,506 Common Shares, par value, $0.001 per share.

In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants. The aggregate amount of Common Stock issued in conjunction with the 2013 Unit sales was 574,999 shares. The aggregate amount of Warrants issued in conjunction with the 2013 Unit sales was 574,999 (each Warrant exercisable between $0.45 and $0.50 per share, for a period of five years).

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share.. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the raises have been exercised as of the date of this Memorandum.

Common Stock

The Company's Certificate of Incorporation authorizes the Company to issue 30,000,000 shares of $0.0001 par value Common stock, and 5,000,000 shares of $.00001 par value Preferred stock. Each share of common stock is entitled to one vote per share. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all other classes of stock outstanding.

Share-Based Compensation Plan

The Company accounts for share-based awards with compensation cost measured using the fair value of the awards issued. The Company uses the Black-Scholes option pricing model to value share-based awards and determine the related compensation expense. Stock-based compensation expense is recorded over the requisite service period, generally two years.

In July 2012, the Company adopted the Company's 2012 Stock Plan (the "Plan"). The Plan provides for the award of up to 2,500,000 stock options to employees, Directors and consultants at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for the issuance of nonqualified stock options and restricted stock to employees, outside directors and consultants. Options granted have a maximum term of ten years from grant date, are exercisable upon vesting and generally vest over a four-year requisite service period. As of June 30, 2014, 1,898,900 options are outstanding under the Plan.

A summary of the Company's stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Ex. Price	Exercisable	Weighted-Average Remaining Term (Years)
Outstanding at December 31. 2011	-			
Granted	179,200			
Canceled	-			
Exercised	-			
Outstanding at December 31, 2012	179,200	$0.11	47,400	9.48
Granted	1,942,764			
Canceled	(257,200)			
Exercised	(104,364)			
Outstanding at December 31,2013	1,760,400	$0.19	720,450	9.18
Granted	146,000			
Canceled	-			
Exercised	(7,500)			
Outstanding at June 30, 2014	1,898,900	$0.20	1,186,650	8.76

Total stock compensation expense for the years ending December 31, 2012 and 2013 and the period ending June 30, 2014 was allocated to the following categories:

Stock Compensation Expense

Department	2012	2013	2014
GA	2,933	56,250	37,101
SM	678	4,086	10,107
RD	-	28,849	17,464
	3,610	89,185	64,672

END OF APPENDIX C.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyber Holdings, Inc.

By: Mr. Richard P. Burgoon, Jr.

By: ______________________________
Name: Mr. Richard P. Burgoon, Jr.
Title: Chief Executive Officer & President

By: Mr. Phillip G. Plourde

By: ______________________________
Name: Mr. Phillip G. Plourde
Title: Chief Operations Officer & Member of Board of Directors

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: 5K7APWIPNJDZHFA6355AVR

RightSignature
Easy Online Document Signing

rickwarzonesecure.com
Party ID: VIFRELIZ4LYHMVT94FPH9V
IP Address: 104.55.129.155
VERIFIED EMAIL: rick@warzonesecure.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 85178ee3abbda84ab21bed5e80c120f8219822f5

Alternative Securities Markets Group
Party ID: ZDCCKTJIUL6JFUY5TZX9YZ
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 8a2b4c138c2623e1af4351e010206712f4bdb5cc

Timestamp	Audit
2014-10-15 18:28:04 -0700	All parties have signed document. Signed copies sent to: rickwarzonesecure.com and Alternative Securities Markets Group.
2014-10-15 18:28:04 -0700	Document signed by rickwarzonesecure.com (rick@warzonesecure.com) with drawn signature. - 104.55.129.155
2014-10-15 18:25:24 -0700	Document viewed by rickwarzonesecure.com (rick@warzonesecure.com). - 104.55.129.155
2014-10-15 17:48:42 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-15 17:48:06 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-15 17:48:06 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation & Bylaws	03
B	Subscription Agreement	06
C	Investor Questionnaire and Agreement	39
D	ASMG FINRA Crowd Funding Web Portal Registration ASMG Registered Investment Advisor ADV 1 ASMG Registered Investment Advisor ADV 2 ASMG U10 (Series 65 Securities Law Information)	17 46 22 01
E	ASMG Listing Agreement	12
F	ASMG Company Webpage (Test-the-Waters)	02
G	Company Mention at SteveMuehler.com	02
H	Legal Opinion Letter (To be Filed Later)	

EXHIBIT A

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYBER HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2011, AT 12:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5004790 8100

110781090

AUTHENTICATION: 8877840

DATE: 07-01-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 06/30/2011
FILED 12:44 PM 06/30/2011
SRV 110781090 - 5004790 FILE

CERTIFICATE *of* INCORPORATION

of

Cyber Holdings, Inc.

➧FIRST: The name of this Corporation shall be:

CYBER HOLDINGS, INC.

➧SECOND: Its Registered Office in the State of Delaware is to be located at National Corporate Research, Ltd., 615 South DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its Registered Agent at such address is National Corporate Research, Ltd.

➧THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

➧FOURTH: The amount of the total authorized capital stock of this corporation shall consist of Thirty Million (30,000,000) shares of Common Stock having a par value of $0.0001 per share and Five Million (5,000,000) shares of Preferred Stock having a par value of $0.0001 per share. Authority is hereby expressly granted to the Board of Directors of the Corporation to fix by resolution or resolutions any of the designations, powers, preferences and rights, and any of the qualifications, limitations, or restrictions which are permitted by Delaware General Corporation Law in respect of any class or classes of stock or any series of any class of stock of the Corporation.

➧FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

➧SIXTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, provided that this provision shall not eliminate or limit the liability of a director under applicable law, (i) for any breach of the director's loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the General Corporation Laws of Delaware; or (iv) for any transaction from which the officer or director derived an improper personal benefit. No amendment to appeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

➧**SEVENTH:** The name and address of the Sole Incorporator is as follows:

Richard P. Burgoon, Jr.
10768 Scripps Ranch Blvd
Suite 206
San Diego, CA 92131

IN WITNESS WHEREOF, the undersigned being the Sole Incorporator hereinbefore named, has executed, signed and acknowledged this Certificate of Incorporation on this **30th** day of **June**, A.D. **2011**.

/s/ Richard P. Burgoon, Jr.
Name: Richard P. Burgoon, Jr.
Title: Sole Incorporator

EXHIBIT B

Cyber Holdings, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (855) 997-2013

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 9,100,000

Subject to the terms and conditions of the shares of Common Stock described in the Cyber Holdings, Inc. Offering Circular dated October 15th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a **purchase price of $0.25 per share.**

DISCOUNTS:

Common Stock Units 1 to 2,750,000 = $0.25 Per Share
Issuer Discount to Public = $0.04 Per Share ($0.21 Per Share)

Common Stock Units 2,750,001 to 6,000,000 = $0.25 Per Share
Issuer Discount to Public = $0.02 Per Share ($0.23 Per Share)

Common Stock Units 6,000,001 to 9,100,000 = $0.25 Per Share
No Issuer Discount to Public

Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Cyber Holdings, Inc." evidencing $0.21 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($21.00).

I understand that my subscription is conditioned upon acceptance by Cyber Holdings, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Cyber Holdings, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of Cyber Holdings, Inc., with a par value of $0.001, at a purchase price **of $0.25 (ZERO DOLLARS AND TWENTY-FIVE CENTS) MINUS ANY DISCOUNTS AS STATED BELOW:**

AVAILABLE DISCOUNTS

Common Stock Units 1 to 2,750,000 = $0.25 Per Share
Issuer Discount to Public = $0.04 Per Share ($0.21 Per Share)
DISCOUNTED SHARES STILL AVAILABLE = 2,750,000

Common Stock Units 2,750,001 to 6,000,000 = $0.25 Per Share
Issuer Discount to Public = $0.02 Per Share ($0.23 Per Share)
DISCOUNTED SHARES STILL AVAILABLE = 3,250,000

Common Stock Units 6,000,001 to 9,100,000 = $0.25 Per Share
No Issuer Discount to Public

Aggregate purchase price for all Shares being purchased: $___________________).

Made ___________________________________, by and between Cyber Holdings, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to ONE MILLION SEVEN HUNDRED FIFTY THOUSAND Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Cyber Holdings, Inc., C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Cyber Holdings, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Cyber Holdings, Inc., 11626 Timberlake Drive, San Diego, California 92131**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>**Severability**</u>. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. <u>**Parties in Interest.**</u> This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. <u>**Choice of Law.**</u> This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 <u>**Headings.**</u> Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

/
/
/
/
/
/
/
/
/
/
/
/
/

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Cyber Holdings, Inc.

By: ______________________________________

Mr. Richard Burgoon, Jr., Chief Executive Officer

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

EXHIBIT C

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

3. Net Worth (excluding your home):

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. Annual Income:

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

5. ***Household Income:***
(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***
(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

  - Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
  - Violate any law, statute, ordinance, or regulation
  - Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
  - Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
  - Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
  - Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
  - Provide false, inaccurate or misleading information.
  - Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
  - Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
  - Use an anonymizing proxy.
  - Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
  - Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
  - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. Your Liability and Actions We May Take

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. Contact Alternative Securities Markets Group:

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.

- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

   a. Cure the breach, if the breach is susceptible to cure;
   b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
   c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

    a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
    b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
    c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
    d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
    e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

    This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or

- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or

- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____
Signed

____
Printed Name

EXHIBIT D

FINRA
Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.*, Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

   i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

   ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

   iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

   iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

   i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);

   ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;

   iii. in the case of an owner that is a trust, the trust and each trustee; and

   iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
   i. Escrow agents, transfer agents, and custodians of investor funds and securities
   ii. Securities brokers and dealers
   iii. Recordkeeping

See Attachments:
1. Business Description
2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.,* the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.,* transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire 3. Non-U.S. Investor Suitability Questionnaire 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com). Also part of this submission, you will find the "Registered Investment Advisor" ADV 1 & 2 for the "Alternative Securities Markets Group Corporation" and Mr. Steven J. Muehler. The Alternative Securities Markets Group Corporation is currently in the process of filing as a Five State Registered Investment Advisory Firm. Mr. Muehler is currently scheduled to take the Series 65 Securities Law Exam in late November or early December 2014.

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $100,000
   d. Maximum Offering: $1,000,000
   e. Equity, Debt (asset backed) & Convertible Preferred
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $1,000,001
   d. Maximum Offering: $5,000,000
   e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
   f. Equity, Debt (asset backed) & Convertible Preferred
   g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
   a. U.S., Canadian & International Companies
   b. Securities are issued pursuant to Regulation D Rule 506
   c. Minimum Offering: $1,000,000
   d. Maximum Offering: No Maximum
   e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. *ASM Pooled Funds Market:*
   a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
   b. Securities Issued pursuant to Regulation D or Regulation A (if available)
   c. Minimum Offering: $100,000
   d. Maximum Offering: $No Maximum
   e. Equity, Debt and Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:
    a. California: $200 plus 1/5 of 1% of the Offering
    b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    c. Florida: $1,000
    d. Texas: $100 plus 1/10th of 1% of the Offering
    e. New Jersey: $1,000
    f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):
- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number

- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment
- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
  - Copies of all State, Federal and International Securities Filings
    - SEC Filings
    - NASAA / State Filings
  - Copies of all Subscription Agreements Completed
  - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
  - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT ***(for the Company):***

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

State of California - Department of Corporations

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

///

///

DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

///

10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

///

///

///

This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division

State of California - Department of Corporations

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:
☐ Submit an initial application to register as an investment adviser with the SEC.
☒ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:
☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:
____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey — California — 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey — CA — 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ______

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ______

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

*Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ____

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ______
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒0 ☐1-10 ☐11-25 ☐26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ______	☒	☐	☐	☐	☐	☐	☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ______	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ■ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ■ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ■ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $______.00	(d) ______

Non-Discretionary: (b) $____________.00 (e) ____________

Total: (c) $____________.00 (f) ____________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ▣ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ▣ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

▣ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

☐ (1) broker-dealer (registered or unregistered)
☐ (2) registered representative of a broker-dealer
☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (4) futures commission merchant
☐ (5) real estate broker, dealer, or agent
☐ (6) insurance broker or agent
☐ (7) bank (including a separately identifiable department or division of a bank)
☐ (8) trust company
☐ (9) registered municipal advisor
☐ (10) registered security-based swap dealer
☐ (11) major security-based swap participant
☐ (12) accountant or accounting firm
☐ (13) lawyer or law firm
☐ (14) other financial product salesperson (specify): ____________

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*?
☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered

or unregistered)
- ☐ (2) other investment adviser (including financial planners)
- ☐ (3) registered municipal advisor
- ☐ (4) registered security-based swap dealer
- ☐ (5) major security-based swap participant
- ☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (7) futures commission merchant
- ☐ (8) banking or thrift institution
- ☐ (9) trust company
- ☐ (10) accountant or accounting firm
- ☐ (11) lawyer or law firm
- ☐ (12) insurance company or agency
- ☐ (13) pension consultant
- ☐ (14) real estate broker or dealer
- ☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

	Yes	No
A. Do you or any *related person*:		
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

	Yes	No
B. Do you or any *related person*:		
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

	Yes	No
C. Do you or any *related person* have *discretionary authority* to determine the:		
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

		Yes	No
F.	If you answer "yes" to E above, are any of the brokers or dealers *related persons*?	☐	☒
G.	(1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions?	☐	☒
	(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934?	☐	☐
H.	Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals?	☒	☐
I.	Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals?	☐	☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______	(b) ______

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $______ (b) ______

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? ______

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons?*	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

For "yes" answers to the following questions, complete a Civil Judicial Action DRP:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ______	SEC File No. ______ *CRD* No. ______

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name____________________ Date____________________	SEC File No.____________________ *CRD* No.____________________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule D Page 1 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ________________ Jurisdictions ________________

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☒

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ________________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ____
Name of Country ____

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control*, are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ____
CRD Number of Registered Investment Adviser ____
SEC Number of Registered Investment Adviser 801-____

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV Schedule D Page 3 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-____________ Date of *order*: ____________ (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00 ____________.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ____________

Acquired Firm's SEC File No. (if any) 801-____________ Acquired Firm's *CRD* Number (if any) ____________

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ☒ Add ☐ Delete

SEC File Number 811- or 814-____________

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ____________

Name of *Sponsor* ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: ________

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ________

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):

See Attachment

If you engage in that business under a different name, provide that name:

____

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.

See Attachment

If you engage in that business under a different name, provide that name:

____

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph ____________ *CRD* Number ____________
Date ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ____________
2. Primary Business Name of *Related Person*: ____________
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ____________
4. *Related Person's CRD* Number (if any): ____________
5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ____
   (number and street)
   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ______
10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ____________
11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Califronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ____________ Name of Country ____________

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ☒ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ________ ________

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ________ ________

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

Check only one box: ☒ Add ☐ Delete ☐ Amend

(a) Name of the *private fund*: See Attached

(b) *Private fund* identification number: See Attached

(c) Under the laws of what state or country is the *private fund* organized: Califronia

(d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

Check only one box: ☒ Add ☐ Delete ☐ Amend

____

(e) The *private fund* (check all that apply; you must check at least one):

☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

(f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

Check only one box: ☒ Add ☐ Delete ☐ Amend

English Name of *Foreign Financial Regulatory Authority* ____________ Name of Country ____________

NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ■ Yes ☐ No

(b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ■ Yes ☐ No

NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ■ No

10. What type of fund is the *private fund*?

☐ hedge fund ☐ liquidity fund ☐ private equity fund ■ real estate fund ■ securitized asset fund ■ venture capital fund

☐ Other *private fund*: ____________

NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

FORM ADV Schedule D Page 8 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $ 1,000

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ________

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    ________ ________

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    021- See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ☒ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ☒ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ☒ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ☒ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ☒ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ☒ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ☒ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ______

(c) If the prime broker is registered with the SEC, its registration number: 8-______

(d) Location of prime broker's office used principally by the *private fund* (city, state and country):

______

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ☒ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ____________

(c) Primary business name of custodian: ____________

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ____________

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-____________

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of administrator: ____________

(c) Location of administrator (city, state and country): ____________

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

____________.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

____________%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☒ Add ☐ Delete ☐ Amend

FORM ADV Schedule D Page 11 of 13	Your Name Muehler, Steven Joseph Date ________	*CRD* Number ________ SEC 801- or 802 Number ________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ________

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ________ and *CRD* Number (if any) ________

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ________

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ________

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ________, 801- ________ or 802- ________

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210

(number and street)

Marina Del Rey	California	90292
(city)	(state/country)	(zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

____

(2) *CRD* Number (if any) ________ Effective Date ________ (mm/dd/yyyy) Termination Date ________ (mm/dd/yyyy)

(3) Business Address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)

If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

____

(5) *CRD* Number (if any) ________ Effective Date ________ (mm/dd/yyyy) Termination Date ________ (mm/dd/yyyy)

(6) Business Address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)

If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

____

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):
____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.
See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.

Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered: ☐Yes ☐No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

____

____

____

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY):

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

____

____

____

____

____

____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1) ☐ 11.C(2) ☐ 11.C(3) ☐ 11.C(4) ☐ 11.C(5)
☐ 11.D(1) ☐ 11.D(2) ☐ 11.D(3) ☐ 11.D(4) ☐ 11.D(5)
☐ 11.E(1) ☐ 11.E(2) ☐ 11.E(3) ☐ 11.E(4)
☐ 11.F. ☐ 11.G.

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

■ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

2. Principal Relief Sought (check appropriate item):

☐Cease and Desist ☐Disgorgement ☐Money Damages (Private/Civil Complaint) ☐Restraining Order
☐Civil Penalty(ies)/Fine(s) ☐Injunction ☐Restitution ☐Other Private Placement

Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

4. Principal Product Type (check appropriate item):

☐Annuity(ies) - Fixed
☐Annuity(ies) - Variable
☐CD(s)
☐Commodity Option(s)
☐Debt - Asset Backed
☐Debt - Corporate
☐Debt - Government
☐Debt - Municipal
☐Derivative(s)
☐Direct Investment(s) - DPP & LP Interest(s)
☐Equity - OTC
☐Equity Listed (Common & Preferred Stock)
☐Futures - Commodity
☐Futures - Financial
☐Index Option(s)
☐Insurance
☐Investment Contract(s)
☐Money Market Fund(s)
☐Mutual Fund(s)
☐No Product
☐Options
☐Penny Stock(s)
☐Unit Investment Trust(s)
☐Other Private Placement

Other Product Types:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4050 GLENCOE AVENUE, UNIT 210
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.AlternativeSecuritiesMarket.com
WEBSITE: http://www.AlternativeSecuritiesMarketsGroup.com
WEBSITE: http://www.SteveMuehler.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS**. More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

4.A: Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of $8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides "Alternative Securities Investment Advisory Services" to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

The Alternative Securities Markets Group Corporation will not offer Financial Advisory Services to any Client for the following Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $250 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

For Issuer clients desiring "on-going" Alternative Securities Consultation about a current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments, to be paid on a monthly basis, or a set percentage of equity securities in the client's company in exchange for "on-going" Alternative Securities Consultation for the duration of the Offering, and after the Offering. Only a qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee or to negotiate an equity ownership interest in a client's company.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a FIVE HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a monthly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engaged in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of Alternative Securities portfolios for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Alternative Securities Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those offerings the Firm's Management feels offer the best options with certain asset classes of Alternative Securities. This process allows a level of due diligence to be performed on Alternative Securities Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire

	Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
  a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
  a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?

i. NO

b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?

   i. NO

c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?

   i. NO

d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?

   i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?

   a. NO

(2) Was found to have been involved in a violation of the SRO's rules and was:

   a. Barred or suspended from membership or from association with other members, or was expelled from membership?

      i. NO

   b. Otherwise significantly limited from investment-related activities?

      i. NO

   c. Fined more than $2,500

      i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM.

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?

   a. NO

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
   a. NO
C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
   a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
      - Open End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
      - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2014)
      - Closed Ended Fund
  - Private Operating Companies (all to be formed in 2014)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.
      - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
      - Alternative Securities Markets Group Biofuels Market, LLC
      - Alternative Securities Markets Group California Water Rights Market, LLC
      - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
      - Alternative Securities Markets Group Energy Market, LLC
      - Alternative Securities Markets Group Entertainment and Media Market, LLC
      - Alternative Securities Markets Group Fashion and Textiles Market, LLC
      - Alternative Securities Markets Group Financial Services Market, LLC
      - Alternative Securities Markets Group Food and Beverage Market, LLC

- Alternative Securities Markets Group Hotel and Hospitality Market, LLC
- Alternative Securities Markets Group Life Settlement Market, LLC
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
- Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
- Alternative Securities Markets Group Oil and Natural Gas Market, LLC
- Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
- Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
- Alternative Securities Markets Group Retail and E-Commerce Market, LLC
- Alternative Securities Markets Group New Technologies Market, LLC

- Minority Equity Ownership Interests
  - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

Otherwise, our Firm has not other related person that is a:

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution

- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

How Our Firm Controls Sensitive Information:

- Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
- Office Door Locks
- Locked File Cabinets
- Password Protected Computer Screens and Databases; Computer "sleep" if left unused
- Fire Prevention Equipment
- Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

a. Our Firm and/or its Associates:
   i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
      1. WE DO NOT
   ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
      1. WE DO NOT

b. Our Firm and its Associates:
   i. Buy Securities for the Firm or for themselves from Advisory Clients?
      1. WE DO NOT
   ii. Sell Securities the Firm or its Associates own to Advisory Clients?
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
   iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
      1. WE DO NOT
   iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
      1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
      2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
   v. Act as an investment adviser to an investment company that we recommend to our Clients?
      1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
   a. NO WE DO NOT, THERE ARE NO ACTIVITIES OR SERVICES ASSOCIATED WITH THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION THAT INVOLVE BROKER DEALERS, EXCEPT FOR 'ISSUER SERVICES'.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

   a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser.

B. What factors might trigger a review in addition to our periodic review?

   a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

   a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company as defined by the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com).

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

   a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

  a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
  a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
  a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
  a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
    i. "Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."

  b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
  a. NO WE DO NOT

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
    a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
    a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014, and is opening the market to the general investing public on January 1st, 2014.

Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY CrowdFunding Site that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device,

Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation (40-80 hours per week)

- a. Wholly owned Subsidiaries
  - i. Investment Funds (Private)
    1. Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
       - a. Open End Fixed Return Fund
    2. ASMG Fixed Income Fund I, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    3. ASMG Fixed Income Fund II, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    4. ASMG Fixed Income Fund III, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    5. ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
       - a. Closed Ended Fund
    6. ASMG Fixed Income Fund V, LLC (to be formed in 2014)
       - a. Closed Ended Fund
  - ii. Private Operating Companies (all to be formed in 2014)

1. Samba Brazilian Gourmet Pizza Corporation
2. Alternative Securities Market, Inc.
    a. Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    b. Alternative Securities Markets Group Biofuels Market, LLC
    c. Alternative Securities Markets Group California Water Rights Market, LLC
    d. Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    e. Alternative Securities Markets Group Energy Market, LLC
    f. Alternative Securities Markets Group Entertainment and Media Market, LLC
    g. Alternative Securities Markets Group Fashion and Textiles Market, LLC
    h. Alternative Securities Markets Group Financial Services Market, LLC
    i. Alternative Securities Markets Group Food and Beverage Market, LLC
    j. Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    k. Alternative Securities Markets Group Life Settlement Market, LLC
    l. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    m. Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    n. Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    o. Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    p. Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    q. Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    r. Alternative Securities Markets Group New Technologies Market, LLC

b. Minority Equity Ownership Interests
    i. Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person are compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

   a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:
   a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
      i. An investment or an investment-related business or activity;
      ii. Fraud, false statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS
   b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
      i. An investment or an investment-related business activity;
      ii. Fraud, False Statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property;
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A
   a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive advisory income from the wholly owned subsidiaries of the Alternative Securities Markets Group Corporation, as well as income from Samba Brazilian Gourmet Pizza Corporation. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.

FINRA Logo.
FINRA Home About FINRA Newsroom
FINRA

Return to Filing and Guidance Index **Logout**

Form U10

Please review your responses below. If you would like to correct any errors, click the "Back" button on the bottom of this page.

When you are ready to continue, press the "Submit Form" button below. Once you click "Submit Form", this form cannot be modified.

Candidate Personal Information

Application ID	2461861 (Use this for future reference)
Name	Steven Joseph Muehler
Do you have SSN?	Yes
Social Security Number	*****5571
Date of Birth	**********
Phone	213-407-4386
Email	stevemuehler@gmail.com
Address	4050 Glencoe Avenue Unit 210 Marina Del Rey, CA 90292 United States

Firm Information

Firm Name	
Firm BD Number	
Contact	
Phone	
Email	
Address	United States

Regulatory Agency

None

Examinations

Section A	None Selected		
Section B	None Selected		
Section C	Series 65	Uniform Investment Advisor Law Examination	$155
Section D	None Selected		
Section E	None Selected		
		Total	**$ 155**

Back Submit Form

Glossary Sitemap Privacy Legal

EXHIBIT E

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
LISTING OF DIRECT PUBLIC OFFERING AGREEMENT:

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and the COMPANY, as identified below.

The Company's eligibility to list securities on the Alternative Securities Markets Group Corporation's Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Listing & Direct Public Offering Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Securities Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

ASM MARKET	Initials	Date
ASM VENTURE MARKET		
ASM MAIN MARKET	X rpb	X 10/06/2014
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

All notices and other communications (except for invoices) are required to be given in writing under the Agreement shall be delivered to the address identified in the subsection (a) and (b) below and shall be deemed and have been duly provided (i) at the time of delivery, if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following address or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below, or (ii) upon posting the notice or other communication on http://www.AlternativeSecuritiesMarket.com, or on any successor sites. If an email address is provided, ASMG may, in lieu of the above, give notice to or communicate with the Company by email addressed to the Persons identified in subsection (b) or to such other email address or Persons as the Company shall hereafter specify by prior written notice. The Company agrees that any receipt received by ASMG from the Company's service provider or Internet computer server indicating that the email was received at the address provided by the Company shall be deemed proof that the Company received the message.

(a) If to ASM Group,

Alternative Securities Markets Group Corporation
Attn: Legal Dept
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) If to the Company,

Contact Name: Richard P Burgoon Jr
Title: President & CEO
Address: 11626 Timberlake Drive SD CA 92131
Telephone: 8583824533
Email: rick@warzonesecure.com

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Terms of "Direct Public Offering :

Total amount of Investment Capital to be Raised Through an Initial Public Offering on the Alternative Securities Market.
$1,000,000

Securities Type (Choose All that May Apply):
Regulation D: (__)
Regulation A: (_X_)
Regulation S: (_X_)
Other (Intra-State Exempt Offering, SCORE, etc.): ____________________

Type of Direct Public Offering:
Common Stock: (_X_)
Preferred Stock: (__)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ______________________________________

Company Agreed Reporting Requirements Post Capitalization:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Company agrees to remove all CrowdFunding Listing within ten days of the acceptance of this agreement (*companies on the Alternative Securities Market will be undergoing a Public Initial Offering of Securities as a Public Reporting Company, for this simple reason we do not allow listed companies to participate with "CrowdFunding" as it may have a negative impact on both the company and the Alternative Securities Market*).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements
- Publishing of a Secure Page for the online execution of a Subscription Agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the Company (none of which may be a member of the Alternative Securities Markets Group Corporation).

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
  - California: $200 plus 1/5 of 1% of the Offering
  - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
  - Florida: $1,000
  - Texas: $100 plus 1/10th of 1% of the Offering
  - New Jersey: $1,000
  - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
  - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
  - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
  - Other State Chosen by the Company: $200 to $2750

- All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- $75 Per Month Public Reporting Fee (*first payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ*).
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- MARKETING COSTS: Companies no securing a relationship with a Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful qualification of the Company's Regulation A Registration Statement (for Companies listed on the ASM Venture or ASM Main Market) OR upon the filing of the SEC Form D and Completion of the Regulation D Offering for ASM Global Private Market Companies.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Termination:
This Agreement has been prepared in reliance upon the information reviewed in the Company's Business Plan by Alternative Securities Markets Group Corporation's due diligence analysts. Should Alternative Securities Markets Group Corporation determine, in good faith, that any such information is materially false, incorrect, incomplete or misleading, or financially unfeasible, Alternative Securities Markets Group Corporation reserves the right to withdraw this agreement, and immediately delist the company from the Alternative Securities Market. Should the Company Terminate this agreement within 265 days of the execution of this agreement, the Company agrees to the following:

1. It shall be responsible for any costs incurred in the Registration of the Company's Regulation A up to the date of termination, unless this agreement is terminated after the 265th day of the execution of this agreement, then the Company will no longer be responsible for any costs incurred in relation to the Company's Direct Public Offering.
2. Should the Company terminate this agreement :
   a. Within 53 days of the execution of this agreement, the Company agrees to release 100% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   b. Within 106 days of the execution of this agreement, the Company agrees to release 80% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   c. Within 159 days of the execution of this agreement, the Company agrees to release 60% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   d. Within 212 days of the execution of this agreement, the Company agrees to release 40% of the escrowed securities to the "Alternative Securities Markets

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Group Corporation", or its successors or assigns, fully diluted within five business days.

e. Within 265 days of the execution of this agreement, the Company agrees to release 20% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.

f. After the 266th day of the execution of this agreement, there is no termination penalty for the termination of this agreement.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: Cyber Holdings, Inc.

Company Address: 11626 Timberlake Drive San Diego California 92131

By (signature): [signature]

Print Name: Richard P Burgoon Jr

Title: President & CEO

Date: 10/06/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION (If accepted):

By: [signature]

Name: Mr. Steven Joseph Muehler

Title: Founder and Chief Executive Officer

Date: 10/06/2014

Signature Certificate

Document Reference: 5WCUJLJCEIFHFJJUMDD9TB

RightSignature
Easy Online Document Signing

rickwarzonesecure.com
Party ID: G7R74UIL9L2HUWLE74EUU7
IP Address: 74.120.224.200
VERIFIED EMAIL: rick@warzonesecure.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 85178ee3abbda84ab21bed5e80c120f8219822f5

Alternative Securities Markets Group
Party ID: S6H9CTJYZJWI5R3B4HSSJB
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum a5ab547cd550be154575c145a231ca4d0e937dcf

Timestamp	Audit
2014-10-06 18:06:25 -0700	All parties have signed document. Signed copies sent to: rickwarzonesecure.com and Alternative Securities Markets Group.
2014-10-06 18:06:25 -0700	Document signed by rickwarzonesecure.com (rick@warzonesecure.com) with drawn signature. - 74.120.224.200
2014-10-06 18:01:37 -0700	Document viewed by rickwarzonesecure.com (rick@warzonesecure.com). - 74.120.224.200
2014-10-06 11:40:54 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-06 11:40:37 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-06 11:40:37 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBIT F

Cyber Holdings, Inc.

Direct Public Offering / ASM Main Market / Regulation A


Live Interactive IPO Video & Chat Feed Available on IPO Day

CyberHoldings

Cyber Holdings, Inc.
- Stock Corporation
- SEC CIK Number: 0001606809
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Terms of Investment:
- Common Stock Offering (9,100,000 Shares)
- OTCQB or OTCQX Listing in 2015 or 2016

Company Financial Reports:
- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Monthly "State of the Company" Letters:
- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

View a Copy of the Investment Prospectus:
- See all SEC Filings (**Link**)

Cyber Holdings Public Offering

INVEST (U.S. Citizens)

Cyber Holdings, Inc.

Cyber Holdings, Inc. ("CHI" or the "Company"), a Delaware corporation operating and qualified to do business in California and formed in June 2011, is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) world-wide Matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com. The WZS website is configured for FPS games such as Activision's® "Call of Duty" series. First-Person Shooter is a video game genre that allows the PC Gamer to experience combat through a first-person perspective; i.e., the PC Gamer experiences the action through the eyes of a protagonist-avatar. FPS games are a fast growing segment of the video-game market, with an estimated 5 million PC-based players worldwide. Our financial forecast (contained herein) assumes that in 2016 approximately 1.1% of this market segment will participate in our offering, and that these participants will spend, on average, approximately $20 per month.

We believe that the core demographics of FPS Gamers will drive the financial results of our business. While the stereotypical view of a Gamer is often a young teenage boy sitting alone on a Friday night in a basement playing these games, in actuality, the demographics are much more profound. The average age of a FPS Gamer is 30, with median income is about $50,000, and the Male/Female breakdown is 53%/47%. Critically, on average, Gamers spend about 6 hours per week playing video games. These Gamers also spend thousands of dollars per year on equipment. This is a market niche that is not only underappreciated, but all but ignored. We expect to change that with WZS.

CHI provides organized online PC FPS Matches where PC Gamers may compete as individuals, small teams or as Clans in cheat-free competitions to win cash and prizes. To our knowledge, we are the only online site in the world that offers Matches in a cheat-free environment for both individuals/small teams and Clans.

Matches held on the WZS website are provided via dedicated gaming servers which are housed in data centers located within the United States of America and Germany. PC Gamers who compete in WZS Matches can be located virtually anywhere in the world—as long as they have an internet connection. Much in the same way that sports teams may pay a fee to use a playing field and hire referees to compete with other teams, regardless of the sport, CHI provides a virtual "playing field" and virtual "referees" where PC Gamers can compete online with other PC Gamers using games that they already own or possess.

Importantly, CHI is not providing the actual games themselves, but rather a safe, secure and cheat-free virtual arena (via our proprietary, patent-pending Win With Honor™ anti-cheat technology) on which these games can be played. Our forum allows PC Gamers to compete for cash and other prizes with reduced concerns about cheating, a rampant cottage business in the gaming industry which has all but prevented any type of online Matches from being adopted by PC Gamers or actively promoted by the developers of the games. To our knowledge, other gaming sites require Gamers to own a console such as the Microsoft® "Xbox" or Sony® "PlayStation". We do not. Our Matches can be played via a PC connected to the internet, with no need for any console device.

We also operate a companion website, WarZone Girls, located at http://www.warzonegirls.com, Based upon the demographics of PC Gamers, nearly half of whom are female, we provide online graphic novels (comic books) based upon a story-line and all- female protagonists that are intended to direct PC Gamers to our main website. We view the WarZone Girls graphic novel/comic book website as primarily a marketing tool for the WarZone Secure site, and indeed, the last page of each issue is a full-page advertisement for WZS. If the series secures a following, our goal for WZG would be to out-license the characters for merchandising, as well as explore the potential for animated or live-action shorts or films.

Matches: CHI does not provide the PC games to the PC Gamers. The games are already owned or available to the

INVEST (International)

PC Gamers. Rather, CHI, through its WZS website, provides a secure, virtual "arena" on which the games are played. Our commercial launch (September 2013) comprised 120 different Match-types for 7 of the most popular FPS game titles, including both the Call of Duty™ and Battlefield™ series. Our WZS website is coded, such that we can readily add new titles to our system on a regular basis and apply our anti-cheat technology to the new titles. We plan on adding a few new titles approximately every six months. We segregate the Match-types into three categories: Skill-Based, with a $6 entry fee per Gamer; High-Value, with a $10 entry fee per Gamer; and Clan-Match, with an $8 entry fee per Clan member. Our Matches are designed based upon the way FPS Gamers already compete, such as "King of the Hill" and "Capture the Flag." Each Match provides up to three cash prizes (which can also be taken by the winner in the form of playing credits), with the cash prize (or credit equivalent) for 3rd place being no less than the Match entry fee, and with 2nd and 1st prizes being correspondingly greater. In addition, every Gamer who completes a WZS Match receives free playing credits that can be accumulated and used for Match entry fees. On average, we expect to generate an approximate 48% margin on all Matches (gross Match fees, less cash prizes and the cash value of free participation credits).

Anti-Cheat Technology: Cheating is rampant in this sector. Indeed, custom or commercial PC-software that allows players to cheat and gain an unfair advantage over other players, commonly referred to as "cheats", are often simultaneously released by third parties when the video games amenable for play on our website are released.

To prevent cheating and prevent the use of cheats, CHI utilizes proprietary and patent-pending multi-level algorithms for detecting, catching and deterring cheating during each Match. One such patent has been allowed by the US Patent Office and is expected to issue in September of this year; the second has been filed. We believe that our anti-cheat technology is the unique differentiator between CHI and all other tournament sites, the vast majority being console-based (using, for example, Xbox® and other proprietary platforms) and most often conducted in stadium-like settings where the players compete in physical proximity with one another. To our knowledge, CHI is the only entity that provides server-side anti-cheat technology, meaning that our customers do not need to purchase, download or install any anti-cheat software in order to compete in our cheat-free environment. Our anti-cheat technology is a key component of our service offering and is intended to ensure a level playing field for all WZS participants.

Company Executives:

Mr. Richard P. Burgoon, Jr. - President & Chief Executive Officer

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in 2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Mr. Phillip G. Plourde - Chief Operations Officer

Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

R. Scott Lentz - Advisory Controller

Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Mr. Michael Maguire - Chief Technology Officer

Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Mr. Ryan Oxford - Chief Creative Officer

Mr. Oxford serves as Chief Creative Officer and a Member of our Board of Directors. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Mr. Steven J. Muehler - Capital Markets Consultant

Mr. Steven J. Muehler is the Founder & Chief Executive Officer of the Alternative Securities Markets Group. Mr. Muehler is also the host of the weekly Radio and HD WebTV Show "On the Corner of Main Street and Wall Street". Additional information about Mr. Steven J. Muehler can be found at: **http://www.SteveMuehler.com**

FOLLOW US:

EXHIBIT G

Mr. Steven J. Muehler

Founder of the "Alternative Securities Market"
Host of "Steve Muehler, on the Corner of Main Street and Wall Street"

Disruptive Innovation: *"A term of art describing a process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves up market, eventually displacing established competitors."*

In April of 2014, I introduced the "***Alternative Securities Markets Group***" and the "***Alternative Securities Market***" to the the CrowdFunding Landscape. The Landscape of CrowdFunding today is oversaturated with with "*alleged Crowdfunding professionals*" that have absolutely no investment banking experience. Currently, Crowdfunders are limited to the issuance of Regulation D Securities to a class of investors known as "Accredited Investors" (*generally the elite upper 7% of U.S. Citizens, also referred to as "the rich"*) to invest in their companies. Because the Alternative Securities Market main class of securities are Regulation A Securities, *all investors* (*not just "the rich"*) can invest in the majority of the securities listed for sale on the Alternative Securities Market.

You may be asking yourself at this point, "*why don't the "CrowdFunders" utilize Regulation A to raise investor capital*"? The answer is quite simply (*and quite sad*), as is stated on the "***About***" tab on this website (*toward the bottom of the page*), a Regulation A Securities Offering requires the legal drafting of "***SEC Form 1-A***" (*a lengthy legal document*), and the submission of the SEC Form 1-A to the SEC for Review, Comment and Qualification. This process can take weeks to months (*depending on your ability to prepare a complete registration document and then respond to comments from the SEC*). and then once completed, there can be costs of thousands of dollars of costs as the company files the qualified Regulation A for a public offering of securities in multiple states. Lets be honest, most "Regulation D" entrepreneurs and brokers generally are not willing, or are even unable to incur thousands of dollars in registration fees.

It is for this exact fact I established the Alternative Securities Markets Group, essentially invading the CrowdFunding Landscape with a "***superior CrowdFunding product at a price point that other CrowdFunders cannot compete with***". *How do we do this you may ask?* The answer is simple, we pay for all the State Registration Costs associated with a Company's Regulation A Public Offering (*we do recover the costs as the company becomes capitalized on the Alternative Securities Market as a cost of offering*), and the only financial responsibility any listed compay has to the Alternative Securities Market is a monthly public reporting fee of $75, which is for the public distribution of the annual, quarterly and monthly public reporting requirements of all companies on the Alternative Securities Marlet.

The ultimate differences between the Alternative Securities Market and the rest of the CrowdFunders are:

- The Alternative Securities Market is able to be invested in by *ALL INVESTORS*, including Accredited and Non-Accredited Investors, U.S. Citizens and Non-U.S. Citizens, as well as private individual investors and institutional investors.
- Investors do not need to submit personal financial documents in order to invest (*as is associated with Regulation D Investments*)
- All Companies on the Alternative Securities Market agree to be "*public reporting companies*", which includes (*but is not limited to*): (1) quarterly un-audited financial statements, (2) annual audited financial statements, (3) quarterly conference calls with shareholders, (4) monthly "state of the company letter" to shareholders, (5) corporate action notices, which include (*but not limited to*): mergers, acquisitions, stock issues and stock splits, reverse splits, etc.
- Most Securities on the Alternative Securities Market are able to be sold or traded on the Alternatve Securities Markets Group Secondary Securities Market, which is a secondary "Ebay" style market where investors can post their Regulation A, Regulation S and Regulation D "unrestricted" Securities for sale (*termed as "posting an Ask"*), and buyers can review sellers "ask" terms, as well as the company's information for which the seller is selling securities, and post a "bid" to buy the securities for sale in an "online auction". The majority of Regulation A are issued "non-restricted" and can be immediately bought and resold immediately, while Regulation D and Regulation S Securities are restricted from resale for a period of 6-12 months.
- The Alternative Securities Market is *not* a "*for hire*" market (*unlike all the CrowdFunding platforms that post information for any company that will pay their listing fees*)! All companies must apply for listing, go throug a due diligence period while we consider the Company's listing, and then go through a registration process with the United States Securities & Exchange Commission as well as with various State Regulators.

In each of the last five years, less than twenty Regulation A's have been submitted to the United States Securities & Exchange Commission for review, comment and qualification. In 2013, only a total of eleven Regulation A Registration Statements were submitted to the SEC. The Alternative Securities Market opened its doors in April of 2014, and since opening, I have personally authored and submitted more than Thirty Regulation A Registration Statements to the United States Securities & Exchange Commission in just over four months (*I am currently the undisputed Regulation A Champion with no close second*). I fully expect the eclipse the 100 mark before the close of 2014!

My Regulation A Registration Statements Drafted and Submitted to the United States Securities & Exchange Commission (Since April 1st, 2014 to October 1st, 2014):

Companies on the Market (client Regulation A's)

- Broadcast 3DTV, Inc.
- Carbon Crafters, Inc.
- Cyber Holdings, Inc.
- Diggers BBQ Franchise, Inc.
- FlashPoints Advertising Systems, Inc.
- Leo Tech Holdings, Inc.
- ManeGain, Inc.
- Omega Creamery, Inc.
- PV Developers I, LLC

- PV Developers II, LLC
- Real Hip-Hop Network, Inc.
- Remington Energy Group Corporation
- Rum Cay Ocean Resort & Spa Development, LLC
- Rum Cay Ocean Resort & Sap Development II, LLC
- Samba Brazilian Gourmet Pizza Corporation
- Secure Authenticated Systems, Inc.
- StepOne Personal Health, Inc.
- U.S. Grand Prix Championship Corporation
- XCalibur Shoes

ASMG Regulation A's:

- Alternative Securities Markets Group Aviation and Aerospace Market
- Alternative Securities Markets Group Biofuels Market
- Alternative Securities Markets Group California Water Rights Market
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse
- Alternative Securities Markets Group Energy Market
- Alternative Securities Markets Group Entertainment and Media Market
- Alternative Securities Markets Group Fashion and Textiles Market
- Alternative Securities Markets Group Financial Services Market
- Alternative Securities Markets Group Food and Beverage Market
- Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund II, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund III, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market
- Alternative Securities Markets Group Life Settlement Market
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Oil & Natural Gas Market
- Alternative Securities Markets Group Residential Mortgage Clearinghous
- Alternative Securities Markets Group Restaurant and Nightclub Market
- Alternative Securities Markets Group Retail and E-Commerce Market
- Alternative Securities Markets Group New Technologies Market

We anticipate that the Alternative Securities Market will be the #1 Rated "CrowdFunding" Platforms and "Private Securities Markets" operating, not only in the United States, but on Planet Earth (*we are not yet opposed to increasing operations to other Planets or Galaxies in the not so distant future if the opportunity should ever arise*). The Alternative Securities Markets Group anticipates filing SEC Form 1 with the United States Securities & Exchange Commission prior to the close of the year 2014, which will make the Alternative Securities Market a Public Stock Exchange.